Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-235766

Prospectus Supplement No. 2

(To Prospectus dated October 16, 2020,

as amended by Prospectus Supplement No. 1 dated October 19, 2020)

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF MONOCLE ACQUISITION CORPORATION
AND
PROSPECTUS FOR 40,247,500 SHARES OF COMMON STOCK AND 17,967,500 WARRANTS TO
PURCHASE COMMON STOCK
OF
MONOCLE HOLDINGS INC.
(TO BE RENAMED AERSALE CORPORATION)

This is Prospectus Supplement No. 2 (this “Prospectus Supplement”) to our Prospectus, dated October 16, 2020 (the “Prospectus”), as amended by Prospectus Supplement No. 1, dated October 19, 2020, relating to our Special Meeting for the purpose of voting on Monocle’s proposed Business Combination with AerSale. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is being filed to include the information set forth in Monocle’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 1, 2020.

The information contained in this Prospectus Supplement updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Whether or not you plan to attend the Special Meeting, we urge all of Monocle’s stockholders to read the Prospectus, including the Annexes and the accompanying financial statements of Monocle and AerSale, carefully and in their entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 54 of the Prospectus.

The Board has unanimously approved and adopted the Merger Agreement and unanimously recommends that our stockholders vote “FOR” all of the proposals presented to Monocle stockholders at the Special Meeting. When you consider the Board recommendation of these proposals, you should keep in mind that directors and officers of Monocle have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in the Prospectus.

Pursuant to the Monocle Charter, Monocle’s public stockholders have redemption rights in connection with the Business Combination. In order to redeem their shares of common stock for cash, Monocle’s public stockholders must (i) (a) hold public shares or (b) hold public shares through units and elect to separate their units into the underlying public shares and public warrants prior to exercising their redemption rights with respect to the public shares; and (ii) prior to a redemption deadline to be announced by Monocle, (a) submit a written request to Continental Stock Transfer & Trust Company, Monocle’s transfer agent, that Monocle redeem their public shares for cash and (b) deliver their public shares to the Transfer Agent, physically or electronically through Depository Trust Company. Monocle public stockholders should carefully refer to the Prospectus for the requirements and procedures of redemption.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is December 1, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2020

MONOCLE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38801	82-1751907
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lexington Avenue, Suite 1501
New York, NY 10022

(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (212) 446-6981

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one redeemable Warrant	MNCLU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	MNCL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	MNCLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company. ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission by Monocle Acquisition Corporation (“Monocle”), on September 8, 2020, Monocle entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle (“NewCo”), Monocle Merger Sub 1 Inc., a Delaware corporation and wholly-owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of NewCo (“Merger Sub 2” and together with Monocle, NewCo and Merger Sub 1, the “Monocle Parties”), AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership (“Leonard Green”), relating to the business combination of Monocle and AerSale (the “Business Combination”).

Attached as Exhibit 99.1 to this Current Report on Form 8-K, and incorporated herein by reference, are the unaudited condensed consolidated financial statements of AerSale and its subsidiaries, and the related notes thereto, as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019. Also attached as Exhibit 99.2 and incorporated herein by reference, is AerSale Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2020 and 2019.

Attached as Exhibit 99.3 to this Current Report on Form 8-K is an investor presentation that will be used by Monocle in making presentations to certain of its stockholders and potential investors in relation to raising equity capital to be used in connection with the Business Combination.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Monocle Holdings Inc., a Delaware corporation and a subsidiary of the Company, has filed a prospectus, which includes a definitive proxy statement of Monocle. Monocle has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders. MONOCLE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AERSALE, MONOCLE AND THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of Monocle as of a record date of September 28, 2020 for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

Monocle and AerSale and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Monocle’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Monocle’s directors and officers in Monocle’s filings with the SEC, including Monocle’s Form S-1 registration statement, which was declared effective by the SEC on February 6, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Monocle’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the registration statement that the parties intend to file with the SEC.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (4) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of AerSale Corp. and its Subsidiaries as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of AerSale Corp. and its Subsidiaries for the nine months ended September 30, 2020 and 2019.
99.3	Investor Presentation, dated December 1, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONOCLE ACQUISITION CORPORATION

	By:	/s/ Eric J. Zahler
Name: Eric J. Zahler
Title: President and Chief Executive Officer

Dated: December 1, 2020

Exhibit 99.1

AERSALE CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	$17,369,878	$17,505,002
Accounts receivable, net of allowance for doubtful accounts of $1,837,000 and $1,545,000 as of September 30, 2020 and December 31, 2019	38,957,481	51,867,653
Inventory:
Aircraft, airframes, engines and parts, net	69,112,736	57,918,723
Advanced vendor payments	10,530,062	3,247,255
Due from related party	830,369	6,130,990
Deposits, prepaid expenses and other current assets	7,129,485	5,116,175
Total current assets	143,930,011	141,785,798
Fixed assets:
Aircraft and engines held for lease, net	85,959,095	111,896,294
Property and equipment, net	7,838,606	7,461,792
Inventory:
Aircraft, airframes, engines and parts, net	44,724,078	37,043,804
Deferred income taxes	3,413,572	4,753,679
Deferred financing costs, net	534,616	1,034,564
Deferred customer incentives and other assets, net	270,782	324,869
Goodwill	19,860,168	13,858,551
Other intangible assets, net	28,899,377	20,375,166
Due from related party	5,449,739	5,449,739
Total assets	$340,880,044	$343,984,256

Current liabilities:
Accounts payable	15,751,468	17,030,404
Accrued expenses	8,812,043	9,629,084
Lessee and customer purchase deposits	2,756,987	3,473,921
Current portion of long-term debt, net	-	3,351,714
Deferred revenue	5,554,252	7,708,761
Total current liabilities	32,874,750	41,193,884

Long-term lease deposits	1,144,771	4,184,874
Maintenance deposit payments and other liabilities	5,034,469	4,620,133
Total liabilities	$39,053,990	$49,998,891
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 200,000 shares; senior as to all other equity instruments with an 8.65% cumulative dividend rate of the stated liquidation preference of $200,000,000	2,000	2,000
Common stock, $0.01 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	500	500
Additional paid-in capital	243,218,738	243,218,738
Retained earnings	58,604,816	50,764,127
Total equity	301,826,054	293,985,365
Total liabilities and stockholders' equity	$340,880,044	$343,984,256

AERSALE CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended
	September 30, 2020	September 30, 2019
Revenue:
Products	$37,726,383	$86,951,583
Leasing	47,637,093	47,180,822
Services	74,192,768	49,192,438
Total net revenue	159,556,244	183,324,843
Cost of sales and operating expenses:
Cost of products	41,206,646	67,930,066
Cost of leasing	21,315,784	21,442,161
Cost of services	57,369,877	41,075,944
Total cost of sales	119,892,307	130,448,171
Gross profit	39,663,937	52,876,672
Selling, general and administrative expenses	40,614,124	42,046,246
CARES Act proceeds	(12,692,702)	-
Transaction costs	433,681	845,479
Income from operations	11,308,834	9,984,947
Other income (expenses):
Interest expense, net	(1,306,977)	(2,227,025)
Other income, net	358,137	449,850
Total other expenses	(948,840)	(1,777,175)
Income from operations before income tax provision	10,359,994	8,207,772
Income tax expense	(2,519,305)	(1,712,103)
Net income	7,840,689	6,495,669

Dividends attributable to preferred stockholders	18,582,068	27,137,681
Net loss attributable to AerSale Corp. common shareholders	$(10,741,379)	$(20,642,012)

Loss per share - basic and diluted:
Net loss per share attributable to AerSale Corp.	$(215)	$(413)

AERSALE CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

							Total AerSale
	Preferred Stock		Common Stock		Additional	Retained	Stockholders’
	Amount	Shares	Amount	Shares	paid-in Capital	Earnings	Equity
Balance at December 31, 2018	$2,000	200,000	$500	50,000	$243,218,738	$34,548,556	$277,769,794
Cumulative effect of adjustment upon adoption of ASC 606 on January 1, 2019, net of tax	-	-	-	-	-	716,433	716,433
Net income	-	-	-	-	-	6,495,669	6,495,669
Balance at September 30, 2019	2,000	200,000	500	50,000	243,218,738	41,760,658	284,981,896
Balance at December 31, 2019	2,000	200,000	500	50,000	243,218,738	50,764,127	293,985,365
Net income	-	-	-	-	-	7,840,689	7,840,689
Balance at September 30, 2020	$2,000	200,000	$500	50,000	$243,218,738	$58,604,816	$301,826,054

AERSALE CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended
	September 30, 2020	September 30, 2019
Cash flows from operating activities:
Net income	$7,840,689	$6,495,669
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,513,170	21,837,616
Amortization of debt issuance costs	572,506	599,261
Inventory impairment	13,427,091	5,386,102
Impairment of aircraft held for lease	3,035,578	-
Provision for doubtful accounts	262,462	(23,776)
Deferred income taxes	1,340,107	3,570,627
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	8,976,804	(1,331,922)
Inventory	(28,617,019)	(43,833,947)
Deposits, prepaid expenses, and other current assets	3,309,107	(3,958,382)
Deferred customer incentives and other assets	55,754	28,505
Advance vendor payments	(7,282,807)	(884,599)
Accounts payable	(1,413,174)	(2,728,132)
Accrued expenses	(869,887)	(559,972)
Deferred revenue	(2,934,509)	(373,993)
Lessee and customer purchase deposits	1,355,744	5,080,894
Other liabilities	414,336	488,770
Net cash provided by (used in) operating activities	19,985,952	(10,207,279)
Cash flows from investing activities:
Business acquisitions	(16,975,595)	(26,065,000)
Proceeds from sale of assets	3,100,000	4,101,258
Acquisition of aircraft and engines held for lease, including capitalized cost	(1,227,004)	(32,169,874)
Purchase of property and equipment	(1,594,204)	(1,528,970)
Net cash used in investing activities	(16,696,803)	(55,662,586)
Cash flows from financing activities:
Repayments of 8% Senior Secured Notes	(3,424,273)	(4,092,568)
Proceeds from revolving credit facility	104,634,191	79,039,315
Repayments of revolving credit facility	(104,634,191)	(43,500,000)
Net cash (used in) provided by financing activities	(3,424,273)	31,446,747

Cash flows from discontinued operations
Net cash provided by operating activities	-	17,930,772
Net cash flows provided by discontinued operations	-	17,930,772
Decrease in cash and cash equivalents	(135,124)	(16,492,346)
Cash and cash equivalents, beginning of period	17,505,002	21,604,166
Cash and cash equivalents, end of period	$17,369,878	$5,111,820

AERSALE CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE BUSINESS

Organization

AerSale Corp. (the “Company” or “AerSale”) is a Delaware holding company that conducts business through its wholly owned subsidiaries. Effective November 25, 2019, the Company restated its certificate of incorporation to amend its name from AerSale Holdings, Inc. to AerSale Corp. and its subsidiaries are the primary operating companies of AerSale Corp. The Company’s corporate headquarters are based in Miami, Florida, with additional offices, hangars and warehouses located throughout the world.

New Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases” and ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” Topic 842 will be effective for the Company during the first quarter of 2022 on a modified retrospective basis. Although early adoption is permitted, we plan to adopt Topic 842 during the first quarter of 2022. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. Topic 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Topic 326 will become effective for the Company beginning January 1, 2023, with early adoption permitted, on a modified retrospective basis. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared from the books and records of the Company in accordance with Accounting Principles Generally Accepted in the United States (“U.S. GAAP”) for interim financial information and Rule 10-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (“SEC”), which permits reduced disclosures for interim periods. Although these interim consolidated financial statements do not include all of the information and footnotes required for complete annual consolidated financial statements, management believes all adjustments, consisting only of normal recurring adjustments, and disclosures necessary for a fair presentation of the accompanying condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ equity and cash flows have been made. Unaudited interim results of operations and cash flows are not necessarily indicative of the results that may be expected for the full year. Unaudited interim condensed consolidated financial statements and footnotes should be read in conjunction with the audited consolidated financial statements and footnotes included elsewhere in this proxy/prospectus statement, wherein a more complete discussion of significant accounting policies and certain other information can be found.

Revenue Recognition

Products – Used Serviceable Material Sales (“USM”)

Revenues from sales of USM are measured based on consideration specified within customer contracts, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when performance obligations are satisfied by transferring control of a product or service to a customer. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, the buyer is responsible for any loss in transit and the Company has a legal right to payment for the spare parts once shipped. We generally sell our USM products under standard 30-day payment terms, subject to certain exceptions. Customers neither have the right to return products nor do they have the right to extended financing. The Company has determined physical acceptance of the spare parts to be a formality in accordance with ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” Additionally, there is no impact to the timing and amounts of revenues recognized for spare part sales related to the implementation of ASC 606.

Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and as a result, all of the transaction price is allocated to that performance obligation. The Company has determined that it is appropriate to recognize spare parts sales at a point in time (i.e., the date the parts are shipped) in accordance with ASC 606.

Products – Whole Asset Sales

Revenues from whole asset sales are measured based on consideration specified in the contract with the customer. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, condition of the whole asset, bill of sale and the assignment of rights and warranties from the Company to the customer. The Company believes the whole asset holds standalone value to the customer as it is not dependent on any other services for functionality purposes and therefore is distinct within the context of the contract and as described in ASC 606-10. Accordingly, the Company has identified the transfer of the whole asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of whole assets) and is explicitly stated in each contract. Whole asset sales revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer is the date the customer obtains control over the asset and would cause the revenue recognition. Payment is required in full upon customer's acceptance of the whole asset on the date of the transfer. As such, there is no impact to the timing and amounts of revenue recognized for whole asset sales related to the implementation of ASC 606.

Leasing Revenues

The Company leases flight equipment under operating leases that contain monthly base rent and reports rental income straight line over the life of the lease as it is earned. Additionally, the Company’s leases provide for supplemental rent, which is calculated based on actual hours or cycles of utilization and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, the Company records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of the Company’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where the Company is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will be discontinued when outstanding balances are beyond the customers’ deposits held. Payment terms for leased flight equipment is due upon receipt.

Service Revenues

Service revenues are recognized as performance obligations are fulfilled and the benefits are transferred to the customer. At contract inception, we evaluate if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In some cases, our service contract with the customer is considered one performance obligation as it includes factors such as the good or service being provided is significantly integrated with other promises in the contract, the service provided significantly modifies or customizes the other good or service or the goods or services are highly interdependent or interrelated with each other. If the contract has more than one performance obligation, the Company determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on their relative standalone selling prices. The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Some contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract but limited to the amount that is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.

For most service contracts, performance obligations are satisfied over time as work progresses based on transfer of control of products and services to our customers. We receive payments from our customers based on billing schedules or contract terms.

For performance obligations that are satisfied over time, we measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results. Under most of our Maintenance, Repair and Overhaul (“MRO”) contracts, if the contract is terminated for convenience, we are entitled to payment for items delivered, fair compensation for work performed, the costs of settling and paying other claims and a reasonable profit on the costs incurred or committed.

Changes in estimates and assumptions related to our arrangements accounted for using the input method based on labor hours are recorded using the cumulative catchup method of accounting. These changes are primarily adjustments to the estimated profitability for our long term programs where we provide MRO services.

We have elected to use certain practical expedients permitted under ASC 606. Shipping and handling fees and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost, are included in cost of sales in our condensed consolidated statements of operations and are not considered a performance obligation to our customers. Our reported sales on our condensed consolidated statements of operations are net of any sales or related non income taxes. We also utilize the “as invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value we are providing to the customer.

CARES Act

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 and was intended to assist the economy by issuing a relief package to preserve jobs in industries adversely impacted by the COVID-19 outbreak. On June 8, 2020, we entered into an agreement with the U.S. Department of the Treasury to receive $12,693,000 in emergency relief through the CARES Act payroll support program to be paid in installments through September 30, 2020. The proceeds of the grant are recorded within accrued expenses when received and are recognized as CARES Act proceeds in the statement of operations over the periods that the funds are intended to compensate. As of September 30, 2020, we received $12,693,000 in grant proceeds under the CARES Act payroll support program and the full amount has been recognized as CARES Act proceeds in the statement of operations.

In connection with this financial assistance, we are required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the agreement through September 30, 2020, for which the Company is in compliance. In addition, the Company is subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021, and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions may affect the Company’s operations and if the Company does not comply with these provisions, it may be required to reimburse up to 100% of the relief funds. If that is the case, the Company may take actions to mitigate the impact.

NOTE C – SIGNIFICANT RISKS AND UNCERTAINTIES

Impact of Coronavirus (COVID-19)

COVID-19 has been declared a global health pandemic by the World Health Organization. COVID-19 has impacted nearly all regions of the world, which has driven the implementation of significant, government-imposed measures to prevent or reduce its spread, including travel restrictions, the closing of borders, “shelter in place” orders and business closure. As a result, commercial airlines have experienced a decline in demand for air travel. The reduced number of aircraft in service and corresponding flying hours negatively impacts the demand for AerSale’s services, and prolonged reduction could materially and adversely affect AerSale’s business, operating results, financial condition, and liquidity.

An extended pandemic, or the threat thereof, could result in employee absenteeism leading to lower productivity in AerSale’s service locations, temporary closure of AerSale’s offices and facilities, travel restrictions for AerSale’s workforce and other voluntary actions that may result in business disruptions.

Risks and Uncertainties

Flight equipment held for operating leases is subject to fluctuations in value based on commercial aircraft and engines supply and demand. A material decrease in aircraft or engine values could have a downward impact on lease rentals and residual values and may require impairments to be taken on such assets. Additionally, impairment charges may be required to reduce the carrying value of inventory.

The nature of the Company’s business is capital intensive and demands significant capital requirements. To meet the Company’s current purchase commitments and future aircraft and engine acquisitions, the Company may need to (i) access committed debt facilities, and/or (ii) secure additional financing, and/or (iii) use existing available cash balances.

The Company is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration (“FAA”) may significantly affect industry operations.

The Company conducts business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, the Company is subject to a variety of risks such as civil strife, political risk, import and export regulations, compliance with foreign laws, treaties, regulations, uncertainties arising from foreign local business practices, cultural considerations, restriction on fund transfers and exposure to U.S. Foreign Corrupt Practices Act and other anti-bribery laws.

The Company periodically reviews the carrying values of trade receivables, inventory, long lived assets, the recoverable value of deferred tax assets, and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

NOTE D – REVENUE

The timing of revenue recognition, customer billings and cash collections results in a contract asset or contract liability at the end of each reporting period. Contract assets consist of unbilled receivables or costs incurred where revenue recognized over time exceeds the amounts billed to customers. Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to the satisfaction of performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied. Contract assets and contract liabilities are determined on a contract by contract basis.

Contract assets are as follows:
	September 30, 2020	December 31, 2019	Change
Contract asset	$15,120,000	$7,925,000	$7,195,000

Contract assets are reported within accounts receivable on our condensed consolidated balance sheets. Changes in contract assets primarily results from the timing difference between our performance of services. Contract liabilities are reported as deferred revenue on our condensed consolidated balance sheets and amounted to $7,709,000 as of December 31, 2019, of which $7,213,000 was related to contract liabilities for services performed. For the nine months ended September 30, 2020, we recognized as revenue $7,138,000 of our contract liabilities for services performed as the timing between customer payments and our performance of the services is a short period of time and generally no longer than six months.

Disaggregation of Revenue

The Company reports revenue by segment. The following tables present revenue by segment, as well as a reconciliation to total revenue for the nine months ended September 30, 2020 and 2019:

	2020
	Asset Management Solutions	Tech Ops	Total Revenues
USM	$30,594,000	$1,989,000	$32,583,000
Whole Asset Sales	3,103,000	–	3,103,000
Engineered Solutions	–	2,040,000	2,040,000
Total Products	33,697,000	4,029,000	37,726,000
Leasing	47,637,000	–	47,637,000
Services	–	74,193,000	74,193,000
Total Revenues	$81,334,000	$78,222,000	$159,556,000

	2019
	Asset Management Solutions	Tech Ops	Total Revenues
USM	$63,273,000	$4,060,000	$67,333,000
Whole Asset Sales	13,186,000	–	13,186,000
Engineered Solutions	–	6,433,000	6,433,000
Total Products	76,459,000	10,493,000	86,952,000
Leasing	47,181,000	–	47,181,000
Services	–	49,192,000	49,192,000
Total Revenues	$123,640,000	$59,685,000	$183,325,000

NOTE E – INVENTORY

Following are the major classes of inventory as of September 30, 2020 and December 31, 2019:

	2020	2019
USM	$64,809,000	$65,335,000
Whole Assets	32,472,000	12,795,000
Work in Process	16,556,000	16,832,000
	$113,837,000	$94,962,000

The Company recorded inventory reserves of $12,888,000 and $4,619,000 for the nine months ended September 30, 2020 and 2019, respectively, included in cost of products in the accompanying condensed consolidated statements of operations, due to the Company’s evaluation of the inventory’s net realizable value.

The Company recorded inventory scrap loss reserves of $539,000 and $767,000 for the nine months ended September 30, 2020 and 2019, respectively, included in cost of products in the accompanying condensed consolidated statements of operations.

NOTE F – INTANGIBLE ASSETS

In accordance with ASC 350, Intangibles — Goodwill and Other, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. We review and evaluate our goodwill and indefinite life intangible assets for potential impairment at a minimum annually or more frequently if circumstances indicate that a potential impairment may have occurred.

We determined the fair value of assets acquired and liabilities assumed using a variety of methods. An income approach based on discounted cash flows was used to determine the values of our trademarks, certifications, customer relationships and FAA certificates. The assumptions we used to estimate the fair value of our reporting units are based on historical performance, as well as forecasts used in our current business plan and require considerable management judgment

The Company’s goodwill and intangible assets as defined by ASC 350 is related to our subsidiaries, AerSale Component Solutions (ACS), Avborne Component Solutions (Avborne), and the newly acquired Aircraft Composite Technologies (ACT), which are included in the TechOps segment, as well as Qwest Air Parts, which is included under the Asset Management Solutions segment.

Goodwill and other intangibles as of September 30, 2020 and December 31, 2019 are:

	2020	2019
Qwest Air Parts:
Certifications	$724,000	$724,000
Goodwill	13,416,000	13,416,000
ACS:
Certifications	710,000	710,000
Goodwill	379,000	379,000
Avborne:
Trademarks	600,000	600,000
Certifications	7,300,000	7,300,000
Goodwill	63,000	63,000
ACT:
Trademarks	200,000	-
Certifications	796,000	-
Goodwill	6,002,000	-
Total intangible assets with indefinite lives	$30,190,000	$23,192,000

As a result of the COVID-19 pandemic and its impact on the aviation industry, the Company performed a qualitative impairment analysis as of June 30, 2020 and updated the analysis through September 30, 2020 on the indefinite lived intangible assets, and the Asset Management Solutions and TechOps segment goodwill and concluded there was no impairment for the nine month period ended September 30, 2020.

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with definite lives as of September 30, 2020 and December 31, 2019 are as follows:

	Useful Life In Years	2020	2019
Qwest Air Parts:
Customer relationships	10	$8,328,000	$9,058,000
ACS:
Customer relationships	10	95,000	110,000
Avborne:
Customer relationships	10	1,715,000	1,873,000
ACT:
Customer relationships	10	8,431,000	-
Total intangible assets with definite lives		$18,569,000	$11,041,000

Total amortization expense amounted to $1,572,000 and $515,000 for the nine months ended September 30, 2020 and 2019, respectively. Accumulated amortization amounted to $2,431,000 and $859,000 as of September 30, 2020 and December 31, 2019, respectively.

Goodwill activity for the nine-month period ended September 30, 2020 consisted of the following:

	Asset Management Solutions	Tech Ops	Total
Goodwill as of December 31, 2019	$13,416,000	$442,000	$13,858,000
Additions	–	6,002,000	6,002,000
Goodwill as of September 30, 2020	$13,416,000	$6,444,000	$19,860,000

Other intangible assets are reviewed at least annually or more frequently if any event or change in circumstance indicates that an impairment may have occurred. As a result of the COVID-19 pandemic and its impact on the aviation industry, the Company performed an impairment analysis on the definite-lived intangible assets as of June 30, 2020 and updated the analysis through September 30, 2020 and concluded there was no impairment for the nine month period ended September 30, 2020.

NOTE G – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, as of September 30, 2020 and December 31, 2019 consist of the following:

	Useful Life In Years	2020	2019
Tooling and equipment	7 – 15	$13,386,000	$12,351,000
Furniture and other equipment	5	7,169,000	6,111,000
Computer software	5	2,389,000	2,291,000
Leasehold improvements	3 – 6	2,969,000	3,142,000
Equipment under capital lease	5	360,000	431,000
		26,273,000	24,326,000
Less accumulated depreciation		(18,434,000)	(16,864,000)
		$7,839,000	$7,462,000

Depreciation expense amounted to $1,597,000 and $ 1,663,000 for the nine months ended September 30, 2020 and 2019, respectively. The Company performed an impairment analysis on the property, plant and equipment as of June 30, 2020 and updated the analysis through September 30, 2020 and concluded there was no impairment for the nine month period ended September 30, 2020.

NOTE H – LEASE RENTAL REVENUES AND AIRCRAFT AND ENGINES HELD FOR LEASE

Aircraft and engines held for operating leases, net, as of September 30, 2020 and December 31, 2019 consists of the following:

	2020	2019
Aircraft and engines held for operating leases	$225,425,000	$246,883,000
Less accumulated depreciation	(139,466,000)	(134,987,000)
	$85,959,000	$111,896,000

Total depreciation expense amounted to $17,344,000 and $19,660,000 for the nine months ended September 30, 2020 and 2019, respectively, and is included in cost of leasing in the condensed consolidated statements of operations. As a result of a market assessment of appraised values, the Company recorded an impairment of leased assets in the amount of $3,036,000 for the nine months ended September 30, 2020.

Supplemental rents recognized as revenue totaled $9,298,000 and $16,697,000 for the nine months ended September 30, 2020 and 2019, respectively.

The Company’s current operating lease agreements for flight equipment on lease expire over the next month to three years. The amounts in the following table are based upon the assumption that flight equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements. Minimum future annual lease rentals contracted to be received under existing operating leases of flight equipment at were as follows:

Year ending December 31:
Remainder of 2020	$6,667,000
2021	19,378,000
2022	10,136,000
2023	1,863,000
Total minimum lease payments	$38,044,000

NOTE I – ACCRUED EXPENSES

The following is a summary of the components of accrued expenses as of September 30, 2020 and December 31, 2019:

	2020	2019
Accrued compensation and related benefits	$5,275,000	$5,638,000
Accrued legal fees	2,250,000	2,462,000
Commission fee accrual	116,000	363,000
Accrued federal, state and local taxes and fees	174,000	84,000
Other	997,000	1,082,000
	$8,812,000	$9,629,000

NOTE J – FINANCING ARRANGEMENTS

Outstanding debt obligations as of September 30, 2020 and December 31, 2019 consist of the following:

	2020	2019
$1$110.0 million Wells Fargo Senior Secured Revolving Credit Facility LIBOR plus margin, interest payable monthly, maturity at July 20, 2021	$–	$–
$3$35.0 million Senior Secured Notes Payable, interest payable with principal monthly, maturity at August 19, 2020 net of debt issuance costs of $72,000 as of December 31, 2019, respectively	–	3,352,000
Total	–	3,352,000
Less current portion	–	(3,352,000)
Total long-term portion	$–	$–

Debt issuance costs relate to the Wells Fargo Senior Secured Revolving Credit Agreement, Senior Secured Notes origination and other direct financing costs. At September 30, 2020 and December 31, 2019, total unamortized debt issuance costs were $535,000 and $1,107,000, respectively, net of accumulated amortization. Included in deferred financing costs, net, is $535,000 and $1,035,000 unamortized deferred financing costs related to the Wells Fargo Senior Secured Revolving Credit Facility as of September 30, 2020 and December 31, 2019, respectively. Included as a direct reduction to the corresponding long-term debt is $72,000 as of December 31, 2019, respectively. Amortized debt issuance costs is recorded in interest expense through maturity of the related debt using the straight-line method, which approximates the effective interest method. Amortization expense for the nine months ended September 30, 2020 and 2019 was $572,000 and $599,000, respectively.

$110.0 million Wells Fargo Senior Secured Revolving Credit Facility

The Amended and Restated Credit Agreement provides commitments for a $110.0 million revolving credit facility and includes a $10.0 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Amended and Restated Credit Agreement. Extensions of credit under the Amended and Restated Credit Agreement are available for working capital and general corporate purposes. The commitments under the Amended and Restated Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Amended and Restated Credit Agreement will be due and payable.

As of September 30, 2020 and December 31, 2019, there was no outstanding balance under the Amended and Restated Credit Agreement and the Company had $82.2 million and $94.3 million, respectively, of availability.

The obligations of the Borrowers under the Amended and Restated Credit Agreement are guaranteed by the Company, and other subsidiaries of AerSale, Inc. may be designated as borrowers on a joint and several basis. Such obligations are also secured by substantially all of the assets of the Company.

The interest rate applicable to loans outstanding on the Amended and Restated Credit Agreement is a floating rate of interest per annum of LIBOR plus a margin. In addition, a commitment fee applies to the unused portion of the commitments under the Amended and Restated Credit Agreement.

The Borrowers’ ability to borrow on the Amended and Restated Credit Agreement is subject to ongoing compliance by the Company and the Borrowers with various customary affirmative and negative covenants. The Amended and Restated Credit Agreement requires the Company and Borrowers to meet certain financial and nonfinancial covenants. The Company was in compliance with these covenants as of September 30, 2020.

Interest expense on the Amended and Restated Credit Facility amounted to $410,000 and $998,000 for the nine months ended September 30, 2020 and 2019, respectively, and is included within interest expense in the condensed consolidated statements of operations.

$35.0 million Senior Secured Notes

On September 20, 2012, Gables MSN 26343 Limited and AerSale Aviation Limited (collectively, the “Borrowers”), wholly owned subsidiaries of the Company, completed a $35.0 million private placement at par of senior secured notes that mature on August 19, 2020 (“Senior Secured Notes”). The Senior Secured Notes bear interest at a fixed rate per annum of 8%. Principal and interest on the Senior Secured Notes is payable monthly in arrears on the 19th day of each succeeding month, commencing on October 19, 2012.

The Senior Secured Notes may be redeemed by Gables MSN 26343 Limited at any time upon not less than 5 days’ notice at a redemption price equal to 100% of the outstanding principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, plus the applicable prepayment fee based on the amount of time elapsed since the anniversary date of the indenture.

The Senior Secured Notes are unconditionally and irrevocably guaranteed by AerSale Aviation Limited. The Senior Secured Notes are also collateralized by a first priority mortgage and security interest in a Boeing Model 747-400BDSF aircraft owned by Gables MSN 26343 Limited and a collateral assignment of a lease associated with such aircraft. The indenture governing the Senior Secured Notes contains nonfinancial covenants that must be met.

Interest expense on the Senior Secured Notes amounted to $77,000 and $428,000 for the nine months ended September 30, 2020 and 2019, respectively, and is included within interest expense in the condensed consolidated statements of operations. The Senior Secured Note was paid in June 2020.

NOTE K – EARNINGS PER SHARE

The computation of basic and diluted earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during each period. The computation of basic and diluted earnings per share are impacted by dividends for preferred stockholders.

The following table provides a reconciliation of the computation for basic and diluted earnings per share for the nine months ended September 30, 2020 and 2019, respectively:

	2020	2019
Net income	$7,841,000	$6,496,000
Dividends attributable to preferred stockholders	(18,582,000)	(27,138,000)
Net loss attributable to common shareholders for EPS	$(10,741,000)	$(20,642,000)
Weighted-average number of shares outstanding	50,000	50,000
Loss per share – basic and diluted:
Loss per share	$(215)	$(413)

NOTE L – BUSINESS SEGMENTS

Consistent with how our chief operating decision maker (Executive Chairman and Chief Executive Officer) evaluates performance and utilizes gross profit as a profitability measure, we report our activities in two business segments:

•	Asset Management Solutions – comprised of activities to extract value from strategic asset acquisitions through leasing, trading, or disassembling for product sales
•	TechOps – comprised of MRO activities; and product sales of internally developed engineered solutions and other serviceable products.

The Asset Management Solutions segment provides short-term and long-term leasing solutions of aircraft and jet engines to passenger and cargo operators with activities around the globe. Assets considered to be at or near the end of their useful lives, as supplied by our leasing portfolio or acquisitions, are analyzed for return maximization to assess whether they will be traded as whole assets or disassembled and sold as individual spare parts and components.

The TechOps segment consists of aftermarket aviation support providing maintenance support for aircraft and aircraft components, as well as through sale of engineered solutions. Our MRO business also engages in longer term projects such as aircraft modifications, cargo conversions and aircraft storage. The segment also includes MRO of landing gear, thrust reversers and other components. Cost of services consists principally of the cost of product, direct labor and overhead. Our TechOps division will engage in the repair and sale of used serviceable materials through their ability to overhaul existing inventory. Our engineered solutions revenues consist of sales of internally developed products through the issuance of Supplemental Type Certificates (“STC”) by the FAA. These products are proprietary in nature and function as non-OEM solutions to Airworthiness Directives and other technical challenges for operators. In order to develop these products, we engage in research and development activities which are expensed as incurred.

The accounting policies for the segments are the same as those described in Note B. Gross profit is calculated by subtracting cost of sales from revenue. The assets and certain expenses related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around the differences in products and services. The segment reporting excludes the allocation of selling, general and administrative expenses, interest expense and income tax expense. Gross profit reported includes an additional inventory reserve of $12,888,000 and $4,619,000 for the nine months ended September 30, 2020 and 2019, respectively (Note E); and an impairment of leased assets in the amount of $3,036,000 for the nine months ended September 30, 2020 (Note H). Selected financial information for each segment for the nine months ended September 30, 2020 and 2019 is as follows:

	Nine months Ended September 30,
	2020	2019
Revenues
Asset Management Solutions
Aircraft	$45,819,000	$56,600,000
Engine	35,515,000	67,040,000
	81,334,000	123,640,000
Tech Ops
MRO Services	74,193,000	49,192,000
Product Sales	4,029,000	10,493,000
	78,222,000	59,685,000
	$159,556,000	$183,325,000

	Nine months Ended September 30,
	2020	2019
Gross Profit
Asset Management Solutions
Aircraft	$9,110,000	$15,496,000
Engine	13,465,000	23,782,000
	22,575,000	39,278,000
TechOps
MRO Services	16,823,000	8,116,000
Product Sales	266,000	5,483,000
	17,089,000	13,599,000
	$39,664,000	$52,877,000

The following table reconciles segment gross profit to net income for the nine months ended September 30:

	2020	2019
Segment gross profit	$39,664,000	$52,877,000
Selling, general and administrative expenses	(40,614,000)	(42,046,000)
CARES act proceeds	12,693,000	-
Transaction costs	(434,000)	(846,000)
Interest expense, net	(1,307,000)	(2,227,000)
Other income, net	358,000	450,000
Income tax expense	(2,519,000)	(1,712,000)
Net income	$7,841,000	$6,496,000

Intersegment sales includes amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed or products sold and agreed-upon pricing which is intended to be reflective of the arm’s length value of the contribution made by the supplying business segment. All intersegment transactions have been eliminated upon consolidation. Intersegment revenue for the nine months ended September 30, 2020 and 2019, is as follows:

	2020	2019
Asset Management Solutions	$2,047,000	$406,000
TechOps	1,467,000	4,019,000
Total intersegment revenues	$3,514,000	$4,425,000

NOTE M – COMMITMENTS AND CONTINGENCIES

Litigation

The Company could be involved in litigation incidental to the operation of the business. The Company intends to vigorously defend all matters in which the Company is named defendants, and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. Although the adequacy of existing insurance coverage of the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability associated with known claims or litigation, if any, in which the Company is involved will materially affect the Company’s consolidated financial condition or results of operations.

Lease Commitments

The Company leases office space, warehouses, hangars, computers and equipment in connection with its operations under various operating leases, many of which contain escalation clauses.

Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) are:

Year ending December 31:
Remainder of 2020	$1,258,000
2021	4,945,000
2022	3,591,000
2023	2,755,000
2024	2,308,000
2025	1,811,000
Thereafter	4,447,000
Total minimum lease payments	$21,115,000

Expenses incurred under the operating lease agreements was $4,741,000 and $4,137,000 for the nine months ended September 30, 2020 and 2019, respectively. Operating lease expense is recognized on a straight-line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.

Purchase Commitments

As of September 30, 2020, the Company has purchase commitments for the acquisition of flight equipment in the amount of $72,889,000 to be fulfilled by the first quarter of 2021.

NOTE N – RELATED-PARTY TRANSACTIONS

The Company, in the normal course of its operations, engages in transactions with certain of its stockholders or their affiliates. In 2019, the Company paid its majority stockholder a fee in exchange for advisory, investment banking, management, consulting, and financial planning services provided on an ongoing basis, which totaled $420,000 for the nine months ended September 30, 2019. Management fees for the majority stockholder was suspended in 2020, as such, no management fees were incurred for the nine months ended September 30, 2020.

The Company has amounts due from AerLine Holdings, Inc.; a related party, as of September 30, 2020 and December 31, 2019 totaling $6,280,000 and $11,581,000, respectively.

NOTE O – BUSINESS COMBINATION

On January 7, 2020 the Company acquired all of the outstanding shares of Aircraft Component Technologies, Inc. (ACT), a Florida corporation located in Miami, Florida, for $16,976,000 in cash. The results of ACT operations have been included in the condensed consolidated financial statements since the acquisition date. All assets and liabilities of ACT were recorded at their fair market value, and to the extent that the purchase cost exceeded the fair market value of the net assets, that excess was recorded as goodwill, all of which is deductible for federal income tax purposes. The goodwill is attributable to the general reputation of the business and the collective experience of ACT’s management and employees. This business operates as part of our TechOps segment. ACT’s revenues and income from operations from January 7, 2020 through September 30, 2020 were $5,287,000 and $874,000, respectively. The purchase price for ACT was allocated as follows:

Acquisition Date Fair Values
Accounts receivable	$1,442,000
Deposits, prepaid expenses, and other current assets	22,000
Property and equipment	381,000
Other intangible assets	10,096,000
Goodwill	6,002,000
Accounts payable	(134,000)
Accrued expenses	(833,000)
Total purchase price	$16,976,000

The intangible assets included above consist of the following:

Fair Value
Trademark and trade name (indefinite lived)	$200,000

Fair Value
FAA part 145 certificate (indefinite lived)	$796,000

	Useful Life In Years	Fair Value
Customer relationships	10	$9,100,000

The following unaudited pro forma information presents our consolidated results of operations as if ACT had been included in our consolidated results since January 1, 2019:

	Nine Months Ended September 30, (Unaudited)
	2020	2019
Revenues	$159,556,000	$190,798,000
Net income	$7,841,000	$9,462,000
Net loss attributable to AerSale Corp. common shareholders	$(10,741,000)	(17,676,000)
Loss per share attributable to AerSale Corp.	$(215)	$(354)

The unaudited pro forma financial information is presented for informational purposes only, and may not necessarily reflect the Company’s future results of operations or what the results of operations would have been had the Company owned and operated ACT as of January 1, 2019.

NOTE P – STOCKHOLDERS’ EQUITY

8.65% Cumulative Preferred Shares

The preferred stock was issued at a purchase price of $1,000 per share and ranks senior to common stock. The preferred stock has an initial liquidation preference equal to its $1,000 per share purchase price and accrues dividends at an annual rate of 8.65%. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of the preferred stock will be entitled to receive, out of assets available for distribution to our stockholders and before any distribution of assets to our common stockholders, an amount equal to the then-current liquidation preference, which includes accrued and unpaid dividends. For the nine months ended September 30, 2020 and 2019, accrued dividends were $18,582,000 and $27,138,000, respectively. Effective July 31, 2020, all holders of the issued and outstanding 8.65% cumulative preferred shares agreed to waive $73,175,000 of liquidation preference. Through September 30, 2020 and December 31, 2019, cumulative, the aggregate liquidation preference was $239,182,000 and $293,775,000, respectively. When dividends are declared by the Company’s board of directors, such dividends will be accrued and charged to retained earnings, if any, or additional paid-in capital.

NOTE Q – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the condensed consolidated balance sheet date through December 1, 2020, the date at which the interim condensed consolidated financial statements were available to be issued.

Exhibit 99.2

AERSALE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis together with “Selected Historical Consolidated Financial Information of AerSale” and AerSale’s Consolidated Unaudited Financial Statements and the related notes for the fiscal nine months ended September 30, 2020 and 2019 included elsewhere in this 8-K filing. This discussion contains forward-looking statements about AerSale’s business, operations and industry that involve risks and uncertainties, such as statements regarding AerSale’s plans, objectives, expectations and intentions. AerSale’s future results and financial condition may differ materially from those currently anticipated by AerSale because of the factors described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.”

General

AerSale was founded in 2008 by Nicolas Finazzo and Robert Nichols, as a platform for serving the commercial aviation aftermarket sector. AerSale’s founders each have over 30 years of experience in aircraft and engine (“Flight Equipment”) management, sales and maintenance services, and are supported by an experienced executive management team.

In early 2010, AerSale partnered with private equity firm Leonard Green & Partners, L.P. to scale AerSale’s business and finance the creation of a purpose-built and fully integrated aviation company. Since its founding, AerSale has established a global footprint focused on providing products and services that maximize the value of Flight Equipment in the middle to end cycle of its operating life.

AerSale is a worldwide provider of aftermarket commercial aircraft, engines, and their parts to passenger and cargo airlines, leasing companies, Original Equipment Manufacturers (“OEM”), government and defense contractors, and maintenance, repair and overhaul (“MRO”) service providers. AerSale reports its activities in two business segments: Asset Management Solutions, comprised of activities that extract value from strategic asset acquisitions either as whole assets or by disassembling for used serviceable material (“USM”); and Technical Operations (“TechOps”), comprised of MRO activities for aircraft and their components, and sales of internally developed engineered solutions products.

AerSale focuses on mid-life assets and monetizes them through its Asset Management Solutions segment. Asset Management Solutions’ activities include monetization of assets through the lease or sale of whole assets, or through disassembly activities in support of AerSale’s USM-related activities. AerSale’s monetizing services have been developed to maximize returns on mid-life Flight Equipment throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at its retirement. AerSale accomplishes this by utilizing its deep market and technical knowledge related to the management of Flight Equipment sales, leasing and MRO activities. To extract value from the remaining flight time on whole assets, AerSale provides flexible short-term (generally less than five years) leasing solutions of Flight Equipment to passenger and cargo operators across the globe. Once the value from the Flight Equipment’s flight time has been extracted, Flight Equipment is considered to be at or near the end of its useful life and is analyzed for return maximization as either whole asset sales or disassembled for sale as USM parts. Revenues from this segment are segregated between Aircraft and Engine depending on the asset type that generated the revenue. Lease revenues and the related depreciation from aircraft and engines installed on those aircrafts is recognized under the Aircraft category. Revenues from sales of whole aircraft and related cost of sales are allocated between the Aircraft and Engine categories based on the allocated cost basis of the asset sold.

AerSale’s TechOps segment provides internal and third-party aviation services, including internally developed engineered solutions, full heavy aircraft maintenance and modification, component MRO, as well as storage and end-of-life disassembly services. AerSale’s MRO business also engages in longer-term projects such as aircraft modifications, cargo/tanker conversions of aircraft, and aircraft storage. The TechOps segment also includes MRO of landing gear, thrust reversers, hydraulic systems, and other aircraft components.

AerSale utilizes these capabilities to support its customers’ Flight Equipment, as well as to maintain and improve AerSale’s owned Flight Equipment, which is subsequently sold or leased to AerSale’s customers. These processes require a high degree of expertise on each individual aircraft or component that is being serviced. AerSale’s knowledge of these processes allows AerSale to assist customers to comply with applicable regulatory and OEM requirements. There is also a significant amount of skilled labor that goes into this process.

In addition to AerSale’s aircraft and USM parts offerings, AerSale develops Engineered Solutions consisting of Supplemental Type Certificates (“STCs”) that can be installed on existing Flight Equipment to improve performance, comply with regulatory requirements, or improve safety. An example of these solutions is the AerSafe ™ product line, which AerSale has designed and obtained Federal Aviation Administration (“FAA”) approval to sell as a solution for compliance with the FAA’s fuel tank flammability regulations. These products are proprietary in nature and function as non-OEM solutions to regulatory requirements and other technical challenges, often at reduced delivery time and cost for operators. In order to develop these products, AerSale engages in research and development activities.

Impact of COVID-19

COVID-19 has been declared a global health pandemic by the World Health Organization. COVID-19 has impacted nearly all regions of the world, which has driven the implementation of significant, government-imposed measures to prevent or reduce its spread, including travel restrictions, the closing of borders, “shelter in place” orders and business closure. As a result, commercial airlines have experienced a decline in demand for air travel. The reduced number of aircraft in service and corresponding flying hours negatively impacts the demand for AerSale’s services, and prolonged reduction could materially and adversely affect AerSale’s business, operating results, financial condition, and liquidity. An extended pandemic, or the threat thereof, could also result in employee absenteeism leading to lower productivity in AerSale’s service locations, temporary closure of AerSale’s offices and facilities, travel restrictions for AerSale’s workforce and other voluntary actions that may result in business disruptions.

Early in March 2020, as AerSale began to see the impacts to its customers, the Company took actions to position itself for the short-term impacts of COVID-19, while allowing the Company the flexibility to quickly pursue the opportunities that would follow. The Company cancelled approximately $20 million of feedstock opportunities under negotiation, as it evaluated the impacts of COVID-19 on asset valuations. The Company also reexamined its structure and executed measures in March 2020 to right-size the business through headcount reductions, temporary salary adjustments, and suspension of various other initiatives to reduce costs by over $20 million on an annualized basis. These measures enabled the Company to remain cash flow positive through the first three quarters of 2020.

AerSale’s customer base is diverse, and the Company has increasingly been able to cross-sell its products and services across numerous channels, not just for passenger aircraft, but also for cargo and government customers, including the US Department of Defense. The Company expects demand for Flight Equipment and services to support passenger traffic to remain weak throughout 2020, recovering gradually, and then accelerating throughout 2021 and thereafter as available vaccines and therapeutics, advances in public health capacity, and changes in how passengers fly makes air travel more attractive for business and personal travelers. There is a high degree of uncertainty regarding the pace of this recovery, with a wide variance among industry analysts. For planning purposes, the Company has assumed that the demand for passenger air travel will not reach 2019 levels until 2023. However, AerSale is already starting to see signs of a recovery in commercial aviation and believes that the 2nd quarter of 2020 represented the trough for AerSale revenue and Adjusted EBITDA.

The current dislocation in the commercial aviation market presents certain unique opportunities for AerSale, and the Company is capitalizing on its business model to take advantage of these potential opportunities.

•	The Company is well positioned to acquire a substantial amount of feedstock with aircraft retirements forecast to grow from an average of approximately 600 retirements annually, to approximately 2,000 aircraft forecasted for 2020. In total, an estimated 4,000 are now expected to be retired between 2020 and 2024.

•	Increased feedstock of in-production aircraft will allow the Company to participate in burgeoning USM markets that have previously relied almost exclusively on OEM new material; expanding its presence in a $4 billion plus market that is forecasted to expand as customers look for low cost, high quality solutions. USM material typically provides a cost advantage over OEM new material of approximately 30% or more.

•	AerSale anticipates accelerated acquisition of additional Flight Equipment, and is particularly focused on responding to the expected increase in demand for passenger-to-freighter conversion feedstock, as well as to flight operators and lessors looking to acquire used replacement engines in order to avoid costly engine shop visits.

•	The Company has experienced a dramatic rise in demand for dry dessert aircraft storage services at its Goodyear, AZ. and Roswell, NM. facilities. Typical demand for aircraft storage pre-COVID was running at just over 100 aircraft, while AerSale expects to have over 500 aircraft in storage by year end 2020. As one of the largest providers of aircraft storage, the Company is seeing a significant rise in storage and preservation revenues.

•	As many of the aircraft in storage at our facilities will return to service with new operators in a normalizing market going forward, AerSale expects to see a surge in demand for the Company’s aircraft MRO services, including interior modifications, cargo conversion services, and equipment upgrades.

•	Record numbers of aircraft in storage at our facilities is also expected to significantly increase AerSale’s “first-access” aircraft buying opportunities, while simultaneously providing a significant savings advantage through the reduced logistical costs associated with buying aircraft on-site.

•	AerSale will accelerate the organic expansion of MRO capabilities within its TechOps facilities (e.g. increased landing gear MRO operations at the Company’s Landing Gear Solutions facility in Rio Rancho, NM); however, as with the Asset Management segment, greater focus is now being shifted towards targeted pandemic-resilient markets, including cargo, defense, and government sectors.

•	Management expects to see an uptick in mergers and acquisition (M&A) opportunities from non-integrated and less disciplined competitors who have been heavily acquiring mid-life assets in the overheated pre-COVID market run up. AerSale believes it is entering an ideal period to accelerate its non-organic growth through increased M&A initiatives, while benefiting from greater market share and workforce availability in a less-crowded and less-competitive landscape.

The Company believes that its debt-free balance sheet, available liquidity under its existing credit facilities, and the anticipated cash proceeds from the closing of its initial business combination with Monocle will provide it with sufficient resources to take advantage of the business opportunities it foresees with its adaptive business strategy. The Company has a proven historical track record of highly disciplined asset acquisitions in post recessionary environments achieving high returns and minimal inventory obsolescence charges.

As the Company responds to the changing business environment caused by COVID-19, it expects the mix of business in its two business segments to change, with the percentage of business coming from TechOps increasing. As the commercial aviation market recovers, the Company expects both segments to experience growth, but with the split between the two segments eventually returning to prior levels. The Company believes that this short-term change in mix demonstrates the ability of its diverse offerings to respond effectively to changing market dynamics.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires AerSale’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include revenue recognition, the useful lives of property and equipment, useful lives and residual values of flight equipment held for lease, allowances for doubtful accounts and sales returns, the income tax provision, impairment of long-lived assets, valuation of inventory, valuation and useful lives of intangibles, goodwill and contingencies.

AerSale believes the following critical accounting policies are affected by its judgments and estimates used in the preparation of AerSale’s Consolidated Financial Statements:

Revenue Recognition

Sales of aircraft and engine parts, which may include sales of whole aircraft and engines, are reported net of estimated returns and allowances. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages.

Freight costs charged to buyers are recorded in both revenue and selling, general and administrative expenses in the Consolidated Statements of Operations.

AerSale leases Flight Equipment under operating leases that contain monthly base rent and reports basic rental income straight line over the life of the lease as it is earned. Additionally, AerSale’s leases provide for maintenance reserves (also known as supplemental rent), which is calculated based on the number of hours or cycles an operator uses the leased Flight Equipment and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, AerSale records supplemental rent paid by the lessees as maintenance deposit payment liabilities in recognition of AerSale’s contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where AerSale is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will cease when the amount outstanding is beyond the customer’s deposit held.

AerSale applies ASC 606 — Revenue from Contracts with Customers (“ASC 606”). Under ASC 606 revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales commissions and taxes collected and remitted to government agencies. AerSale recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

When AerSale enters into a contract, AerSale’s management evaluates if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In certain cases, AerSale’s service contract with a customer is considered one performance obligation if the service provided meets certain criteria including the service being provided is significantly integrated with other obligations under the relevant contract, the service provided significantly modifies or customizes another good or service or the good or service is highly interdependent or interrelated with another good or service. If the contract has more than one performance obligation, AerSale determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on the relative standalone selling prices.

The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Certain contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract, but limited to the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration that cannot be reasonably estimated is recorded when known.

AerSale’s performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to AerSale’s customers. The majority of AerSale’s sales of products are recognized at a point in time upon transfer of control to the customer which generally occurs upon shipment.

For AerSale’s service revenue, the performance obligations are generally satisfied over time. AerSale measures progress in a manner that depicts the performance of transferring control to the customer. As such, AerSale utilizes the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. AerSale is required to make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results.

Changes in estimates and assumptions related to AerSale’s arrangements accounted for using the modified retrospective method are recorded using the cumulative catch-up method of accounting.

Inventory Cost

Inventory is valued at the lower of cost or market value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific identification method whereby total cost is the cost paid, including certain capitalizable asset acquisition costs, to acquire such assets as a whole.

Additionally, AerSale purchases certain whole aircraft and engines to disassemble and supply its engine and airframe parts inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part’s allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as non-current inventory on the Consolidated Balance Sheets.

AerSale evaluates this ratio periodically, and if necessary, updates sales estimates and makes prospective adjustments to this ratio. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of sales when associated parts are sold. During the nine-month period ended September 30, 2020, AerSale recorded an inventory reserve of $12.9 million directly related to the early discontinuation of an aircraft platform by its largest operator.

Goodwill

In accordance with ASC 350, “Intangibles - Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.

For purposes of reviewing impairment and the recoverability of goodwill, AerSale’s management must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.

As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed an impairment analysis on goodwill as of June 30, 2020 and updated the analysis through September 30, 2020 on both the Asset Management Solutions and TechOps segments. Based on the qualitative assessment performed, AerSale’s management concluded that goodwill was not impaired for the nine month period ended September 30, 2020.

Customer Relationships and Other Intangible Assets

Intangibles arising from business combinations, including customer relationships and FAA certificates are initially recorded at fair market value. Customer relationships are amortized over ten years and favorable leases are amortized over the remaining term of the lease. Straight-line amortization is utilized. Where there are no legal, regulatory, contractual, or other factors that would reasonably limit the useful life of an intangible assets, that asset is classified as indefinite lived and such intangible assets are not amortized.

Other intangible assets with indefinite lives are assessed for impairment annually, or more frequently when events or circumstances indicate there may be an impairment. These assets are carried at the estimated fair value at the time of acquisition. As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed a qualitative impairment analysis as of June 30, 2020 and updated the analysis through September 30, 2020 on the indefinite lived intangible assets and concluded there was no impairment for the nine month period ended September 30, 2020.

AerSale annually reviews the estimated lives and methods used to amortize other intangible assets. The actual amounts of amortization expense may differ materially from AerSale’s estimates, depending on the results of AerSale’s annual review.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As a result of the COVID-19 pandemic and its impact on the aviation industry, AerSale performed an impairment analysis as of June 30, 2020 and updated the analysis through September 30, 2020 on the property and equipment and the definite lived intangible assets and concluded there was no impairment for the nine month period ended September 30, 2020.

On a quarterly basis, AerSale’s management monitors its Flight Equipment lease portfolio for events that may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to sell an asset (in whole or as USM parts), knowledge of specific damage to an asset, or supply/demand events that may affect AerSale’s ability to lease an asset in the future. On an annual basis, even absent any such triggering event, AerSale evaluates the carrying value of the assets in its Flight Equipment lease portfolio to determine if any impairment exists.

Impairment may be identified by several factors, including, comparison of estimated sales proceeds or undiscounted forecasted cash flows over the life of the asset with the asset’s book value. If the forecasted undiscounted cash flows are less than the book value, the asset is written down to its fair value. When evaluating for impairment, AerSale groups assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In AerSale’s Flight Equipment portfolio, this is at the individual asset level (e.g., engine or aircraft), as each asset generates its own stream of cash flows, including lease rents, maintenance reserves and repair costs.

AerSale must make assumptions which underlie the most significant and subjective estimates in determining whether any impairment exists.  Those estimates, and the underlying assumptions, are as follows:

•	Fair value – AerSale determines fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from airlines, engine manufacturers, and MRO providers as well as specific market sales and repair cost data.

•	Future cash flows – when evaluating the future cash flows that an asset will generate, AerSale makes assumptions regarding the lease market for specific asset models, including estimates of market lease rates and future residual values.

If the undiscounted forecasted cash flows and fair value of AerSale’s long-lived assets decrease in the future, AerSale may incur impairment charges.

Inventory, which consists of complete aircraft and engines held for sale, as well as related parts, is valued at the lower of cost or market value. An impairment charge for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical sales patterns, and future sales expectations. AerSale has recorded an impairment of its flight equipment in the amount of $3.0 million during the nine-month period ended September 30, 2020.

Accounting for Maintenance Expenditures and Maintenance Reserves

Pursuant to certain of AerSale’s aircraft leases, the lessee is responsible for performing required maintenance and repairs on the leased asset, and is required to have the obligation to make monthly maintenance reserve payments to AerSale, in arrears following the usage month. Upon the lessee’s presentation of invoices evidencing the completion of qualifying maintenance, AerSale will reimburse the lessee for the cost of the maintenance, up to the amount of the maintenance payments that have been received by AerSale from the lessee. Unless otherwise provided in the relevant contract, AerSale records such maintenance payments paid by the lessees as maintenance deposit payment liabilities to record AerSale’s contractual commitment to reimburse such qualifying maintenance.

Reimbursements to the lessees upon receipt of evidence for qualifying maintenance work are charged against the existing maintenance deposit payments liabilities.

For other lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow AerSale to directly manage the occurrence, timing, and associated cost of qualifying maintenance work on the Flight Equipment, supplemental rent collected during the lease is recognized as lease revenue in the period earned.

Any amounts of maintenance deposit payments existing at the end of a lease contract are released and recognized as lease revenue or applied against outstanding accounts receivable at lease termination.

Useful Lives

Aircraft are depreciated over the assets’ useful life using the straight-line method to the estimated residual value based on the total remaining life before disassembly or outright scrap metal value. AerSale’s typical aircraft useful lives range from two to ten years.

Engines are depreciated using the straight-line method to the estimated residual value based on the total life remaining before disassembly. To arrive at the total engine life remaining before disassembly, the remaining life of the engine’s life-limited parts, the estimated utilization, and condition, as well as the aircraft fleet supported by the engine model are considered and evaluated on a quarterly basis.

Recent Accounting Pronouncements

The most recent adopted and to be adopted accounting pronouncements are described in Note B to AerSale’s condensed Consolidated Financial Statements included in this 8-K.

 RESULTS OF OPERATIONS

Sales and gross profit for AerSale’s two business segments for the nine-month period ended in September 30, 2020 and 2019, and the years ended December 31, 2019 and 2018 were as follows:

Nine-months ended September 30, 2020 compared to the nine-months ended September 30, 2019

	Nine months ended September 30,		Percent
(in thousands, except percentages)	2020	2019	Change
Revenue
Asset Management Solutions
Aircraft	$45,819	$56,600	(19.0)%
Engines	$35,515	$67,040	(47.0)%
	$81,334	$123,640	(34.2)%
TechOps
MRO	$74,193	$49,192	50.8%
Product Sales	$4,029	$10,493	(61.6)%
	$78,222	$59,685	31.1%

	$159,556	$183,325	(13.0)%

	Nine months ended September 30,		Percent
(in thousands, except percentages)	2020	2019	Change
Gross Profit
Asset Management Solutions
Aircraft	$9,110	$15,496	(41.2)%
Engines	$13,465	$23,782	(43.4)%
	$22,575	$39,278	(42.5)%
TechOps
MRO	$16,823	$8,116	107.3%
Product Sales	$266	$5,483	(95.1)%
	$17,089	$13,599	25.7%

	$39,664	$52,877	(25.0)%

Total revenues decreased $23.8 million or 13.0% to $159.6 million for the nine months ended September 30, 2020, from $183.3 million for the nine months ended September 30, 2019, driven by a decrease of $42.3 million, or 34.2%, within Asset Management Solutions and an increase of $18.5 million or 31.1% million within TechOps.

Asset Management Solutions

Sales in the Asset Management Solutions segment decreased $42.3 million or 34.2%, to $81.3 million for the nine months ended September 30, 2020, from $123.6 million for the nine months ended September 30, 2019, due to a $10.8 million or 19.0% decrease in revenues from Aircraft, and a $31.5 million or 47.0% decrease in revenues from Engines. The decrease in Aircraft revenues is primarily attributable to decreased activity in the A320 and B767 product lines as a result of lower trading and leasing volume. The decrease in Engines revenues is primarily attributable to decreased activity in the CF6-80, CFM56, and V2500 product lines as a result of lower USM sales volume. The reductions in leasing, USM sales, and asset trading are directly related to the global decrease in demand for flight hours in response to the COVID-19 pandemic. In June 2019, AerSale acquired Qwest Air Parts and fully integrated this business within the operations of the Asset Management Solutions Segment effective January 2020. As such, the impact of this acquisition on total segment revenues for the nine month period ended September 30, 2020 is not determinable.

Cost of sales in Asset Management Solutions segment decreased $25.6 million or 30.3%, to $58.8 million for the nine months ended September 30, 2020, compared to $84.4 million for the nine months ended September 30, 2019. The decrease in cost of sales was primarily driven by the sales decrease discussed above, and partially offset by the inventory reserve recorded during the nine month period ended September 30, 2020. Gross profit in the Asset Management Solutions segment decreased $16.7 million or 42.5%, to $22.6 million for the nine months ended September 30, 2020, from $39.3 million for the nine months ended September 30, 2019. The margin reduction is mainly attributable to an inventory reserve and an impairment of Flight Equipment of which $12.9 million relates to Aircraft, and $3.0 million to Engines for the nine month period ended September 30, 2020.

Aircraft gross profit margins have decreased to 19.9% for the nine months ended September 30, 2020, from 27.4% for the nine months ended September 30, 2019, while Engines gross profit margins increased to 37.9% for the nine months ended September 30, 2020, from 35.5% for the nine months ended September 30, 2019, primarily due to reduced cost from lower utilization of leased engines by many of AerSale’s customers. Excluding the impact of the inventory reserve and the impairment of Flight Equipment, aircraft gross profit margins would have been 48.0% for the nine months ended September 30, 2020, which would have been an increase of 2060 bps from results for the nine months ended September 30, 2019, and Engines gross profit would have been 46.5% for the nine months ended September 30, 2020, which would have been an increase of 1100 bps from the nine months ended September 30, 2019. The improved margins, excluding the inventory reserve and impairment adjustments, are the result of USM sales in various platforms where costs had been fully recaptured and end-of-lease maintenance settlements.

TechOps

AerSale’s revenue from TechOps increased by $18.5 million or 31.1%, to $78.2 million for the nine months ended September 30, 2020, compared to $59.7 million for the nine months ended September 30, 2019. The increase was primarily driven by increased demand for maintenance and storage programs, including preservation work, based on the increase in fleet groundings due to reduced passenger flight volume due to COVID-19.

Cost of sales in TechOps increased $15.0 million or 32.6%, to $61.1 million for the nine months ended September 30, 2020, from $46.1 million for the nine months ended September 30, 2019, which is lower than the increase in sales discussed above due to higher margin work. Gross profit in TechOps increased $3.5 million or 25.7%, to $17.1 million for the nine months ended September 30, 2020, compared to $13.6 million for the nine months ended September 30, 2019. The increase in gross profit is primarily attributable to higher revenue driven by the acquisition of Aircraft Composite Technologies (“ACT”) in January 2020, which generated revenues of $5.3 million and gross profit of $3.3 million, and increased contributions from maintenance and storage programs. Gross profit margin decreased by 100 bps to 21.8% for the nine months ended September 30, 2020 compared to 22.8% for the nine months ended September 30, 2019, and was largely attributable to an overall change in the product mix of the segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, inclusive of transaction costs, decreased $1.9 million, or 4.3% to $41.0 million for the for the nine months ended September 30, 2020, as compared to $42.9 million for the nine months ended September 30, 2019. The decrease is the direct result of cost saving initiatives implemented in response to the COVID-19 pandemic, partially offset by the Qwest and ACT acquisitions in June 2019 and January 2020, respectively, which represent $2.9 million of the balance for the nine months ended September 30, 2020.

CARES Act Proceeds

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 and is intended to assist the economy by issuing a relief package to preserve jobs in industries adversely impacted by the COVID-19 outbreak. On June 8, 2020, the Company entered into an agreement with the U.S. Department of the Treasury to receive $12,693,000 in emergency relief through the CARES Act payroll support program to be paid in installments through September 30, 2020. The proceeds of the grant are recorded within accrued expenses when received and are recognized as CARES Act proceeds in the statement of operations over the periods that the funds are intended to compensate. As of September 30, 2020, we received $12,693,000 in grant proceeds under the CARES Act payroll support program and the full amount has been recognized as CARES Act proceeds in the statement of operations.

In connection with this financial assistance, we are required to comply with certain provisions of the CARES Act, including the requirement that funds provided pursuant to the program be used exclusively for the continuation of payment of employee wages, salaries and benefits; the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the agreement through September 30, 2020, for which the Company was in compliance. In addition, the Company would be subject to provisions prohibiting the repurchase of common stock and the payment of common stock dividends through September 30, 2021, and limitations on the payment of certain employee compensation through March 24, 2022. These restrictions may affect the Company’s operations and if the Company does not comply with these provisions, it may be required to reimburse up to 100% of the relief funds.

Interest Expense

Interest expense decreased to $1.3 million for the nine months ended September 30, 2020, as compared to $2.2 million for the nine months ended September 30, 2019. As of September 30, 2020, AerSale had no outstanding debt.

Income Taxes

The effective tax rate from continuing operations for the nine months ended September 30, 2020 was 24.3% compared to 20.9% for the nine months ended September 30, 2019. The increase in effective tax rate was mainly a result of state and foreign income taxes and return to provision adjustments. The difference between the effective tax rate and the statutory tax rate of 21% for the nine months ended September 30, 2020 is primarily due to the impact of state income taxes and foreign taxes. The difference between the effective tax rate and the statutory tax rate of 21% for the nine months ended September 30, 2019 is primarily due to the impact of state income taxes and foreign taxes.

Year ended December 31, 2019 compared to the year ended December 31, 2018

	Year ended December 31,		Percent
(in thousands, except percentages)	2019	2018	Change
Revenue
Asset Management Solutions
Aircraft	$98,736	$95,353	3.5%
Engines	123,088	149,819	(17.8)%
	221,824	245,172	(9.5)%
TechOps
MRO	69,389	38,779	78.9%
Product Sales	12,988	6,781	91.5%
	82,377	45,560	80.8%

	$304,201	$290,732	4.6%

	Year ended December 31,		Percent
(in thousands, except percentages)	2019	2018	Change
Gross Profit
Asset Management Solutions
Aircraft	$27,592	$21,708	27.1%
Engines	40,113	41,949	(4.4)%
	67,705	63,657	6.4%
TechOps
MRO	11,125	6,818	63.2%
Product Sales	6,219	1,694	267.1%
	17,344	8,512	103.8%

	$85,049	$72,169	17.8%

Total revenues increased $13.5 million or 4.6% to $304.2 million for the year ended December 31, 2019, from $290.7 million for the year ended December 31, 2018, because of an increase of $36.8 million or 80.8% within TechOps and a decrease of $23.3 million or 9.5% in Asset Management Solutions.

Asset Management Solutions

Sales in the Asset Management Solutions segment decreased $23.3 million or 9.5%, to $221.8 million for the year ended December 31, 2019, from $245.2 million for the year ended December 31, 2018, due to a $26.7 million or 17.8% decrease in revenues from Engines, offset by a $3.4 million or 3.5% increase in revenues from Aircraft. The decrease in Engine revenues is primarily attributable to decreased activity in the CF6-80 and CFM56 product lines primarily due to a one-time sale in the amount of $53.7 million in March 2018 of the majority of the aircraft fleet previously on lease to subsidiaries of AerLine Holdings, Inc. (together with its subsidiaries “AerLine”), a previously consolidated VIE. After normalizing for this transaction, Asset Management Solutions revenues would have increased by $30.3 million or 15.8%, to $221.8 million for the year ended December 31, 2019, from $191.5 million for the year ended December 31, 2018, due to higher revenues generated from the B737 and CFM56 product lines.

Cost of sales in the Asset Management Solutions segment decreased $27.4 million or 15.1%, to $154.1 million for the year ended December 31, 2019, compared to $181.5 million for the year ended December 31, 2018, which was in line with the sales decrease discussed above. Gross profit in the Asset Management Solutions segment increased $4.0 million or 6.4%, to $67.7 million for the year ended December 31, 2019, from $63.7 million for the year ended December 31, 2018. The gross profit generated during 2018 includes $1.6 million related to the one-time sale in March 2018 related to AerLine discussed above.

Excluding the AerLine related transaction, Aircraft gross profit margins would have decreased by 140 bps to 27.9% for the year ended December 31, 2019, from 29.3% for the year ended December 31, 2018, and Engine gross profit margins would have decreased by 160 bps to 32.6% for the year ended December 31, 2019, from 34.2% for the year ended December 31, 2018, primarily due to a change in sales mix noted above.

TechOps

AerSale’s revenue from TechOps increased by $36.8 million or 80.8%, to $82.4 million for the year ended December 31, 2019, compared to $45.6 million for the year ended December 31, 2018, primarily due to higher revenues from MRO services. The increase in MRO Services revenue is primarily driven by increased production volume from sold conversion and modification projects at AerSale’s Goodyear facility and the acquisition of Avborne in November 2018.

Cost of sales in TechOps increased $28.0 million or 75.5%, to $65.0 million for the year ended December 31, 2019, from $37.0 million for the year ended December 31, 2018, which was in line with the sales increase discussed above. Gross profit in TechOps increased $8.8 million or 103.8%, to $17.3 million for the year ended December 31, 2019, compared to $8.5 million for the year ended December 31, 2018. The increase in gross profit is primarily attributable to higher revenue driven by the Avborne acquisition and continued expansion of AerSale’s Goodyear facility. Gross profit margin increased by 240 bps to 21.1% for the year ended December 31, 2019 compared to 18.7% for the year ended December 31, 2018, and was largely attributable to greater efficiencies from increased utilization and higher gross profit on certain MRO projects.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $16.4 million, or 35.0% to $63.0 million for the year ended December 31, 2019, as compared to $46.6 million for the year ended December 31, 2018. The increase is partially attributable to the acquisitions of Avborne and Qwest, which accounted for $2.9 million and $3.0 million, respectively. Other factors include non-recurring fees of $1.2 million related to the Monocle transaction and higher employee costs.

Interest Expense

Interest expense increased $0.6 million, or 26.6% to $3.0 million for the year ended December 31, 2019, as compared to $2.4 million for the year ended December 31, 2018. The increase is due to a higher average debt balance during 2019 versus 2018.

Discontinued Operations

Effective August 31, 2018, AerLine sold all of its interest in one of its subsidiaries in consideration for a promissory note in the amount of $5.0 million and 9.99% interest in the buyer, at which point AerLine ceased to meet the consolidation criteria as a VIE. The historical results of AerLine are reported as discontinued operations in AerSale’s Consolidated Statements of Operations for all periods presented. The loss on deconsolidation for the year ended December 31, 2018 amounted to $1.4 million.

Income Taxes

The effective tax rate from continuing operations for the year ended December 31, 2019 was 21.2% compared to (13.7%) for the year ended December 31, 2018. The increase in effective tax rate was mainly as a result of the tax benefit that resulted from the release of the valuation allowance during 2018.

AerSale’s effective income tax rate of 21.2% for the year ended December 31, 2019 differed from the statutory federal income tax rate of 21% primarily due to state and foreign income taxes and return to provision adjustments. AerSale’s effective income tax rate of (13.7%) for the year ended December 31, 2018 differed from the statutory federal income tax rate of 21% primarily due to a bad debt deduction claimed for uncollectible accounts owed from AerLine, state and foreign income taxes, a deduction for foreign-derived intangible income, and a reduction in the valuation allowance.

Financial Position, Liquidity and Capital Resources

On September 30, 2020, AerSale had $17.4 million of cash and cash equivalents. AerSale finances its growth through cash flows generated from operations and borrowings secured by AerSale’s assets. Cash derived from borrowings amounted to $104.6 million for the nine months ended September 30, 2020, compared to $79.0 million, for the nine months ended September 30, 2019. In the same time periods $104.6 million and $43.5 million, respectively, was used to pay down related debt. As of September 30, 2020, AerSale had no outstanding debt balance.

Cash Flows—Nine-Months Ended September 30, 2020 compared to same period in 2019

Cash Flows from Operating Activities

Net cash provided by operating activities was $20.0 million for the nine months ended September 30, 2020 compared to cash used of $10.2 million for the same period in 2019. The increase of $30.2 million was primarily attributable to the timing of inventory purchases, collections of trade receivables, receipt of customer deposits, and better results from operations excluding non-cash items.

Cash Flows from Investing Activities

        Net cash used in investing activities was $16.7 million for the nine months ended September 30, 2020, compared to cash used of $55.7 million in the same period for 2019. Cash used during the nine month ended September 30, 2020 is primarily related to a business acquisitions totaling $17.0 million. The decrease in cash used during the nine months ended September 30, 2020 when compared to prior year is primarily related to lower acquisition of Flight Equipment to support the Asset Management Solutions segment in 2020, as the business strategically delayed purchases of equipment to the fourth quarter of 2020, along with lower cash expended for business acquisitions.

Cash Flows from Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2020 was $3.4 million, compared to cash provided of $31.4 million in the same period for 2019. The cash used in financing activities for the nine months ended September 30, 2020 is driven by net debt repayments, including full settlement of the Company’s long-term debt note, from available cash. The cash provided by financing activities for the nine months ended September 30, 2019 is primarily the result of borrowings to finance Flight Equipment and the Qwest business acquisition.

 Cash Flows—Year Ended December 31, 2019 compared to same period in 2018

Cash Flows from Operating Activities

Net cash provided by continuing operating activities was $45.5 million for the year ended December 31, 2019 compared to cash provided of $59.2 million in the same period for 2018. The decrease of $13.7 million was primarily attributable to the timing of inventory purchases combined with the timing of collections of trade receivables and customer deposits.

Cash Flows from Investing Activities

Net cash used in investing activities from continuing operations was $62.1 million for the year ended December 31, 2019, compared to cash provided of $44.2 million in the same period for 2018. Cash used during the year ended December 31, 2019 was $26.1 million used in business acquisitions and $36.5 million used for purchases of Flight Equipment supporting Asset Management Solutions. The cash provided during the year ended December 31, 2018 is mostly related to the sale of assets supporting AerSale’s discontinued operations partly offset by business acquisitions.

Cash Flows from Financing Activities

Net cash used in financing activities from continuing operations for the year ended December 31, 2019 was $5.5 million, compared to cash used of $83.8 million in the same period for 2018. The cash used in financing activities from continuing operations for the year ended December 31, 2019 is driven by repayment of long-term debt from available cash. The cash used in financing activities for the year ended December 31, 2018 is primarily the result of net debt repayments from available cash. As of December 31, 2019, AerSale had no outstanding balance on the Revolving Credit Facility.

Debt Obligations and Covenant Compliance

On July 20, 2018, AerSale’s revolving credit agreement was amended and restated (the “Revolving Credit Agreement”) to, among other things, provide a $110.0 million aggregate amount of revolver commitments subject to borrowing base limitations and extend, subject to certain conditions, the maturity date to July 20, 2021.

The Revolving Credit Agreement provides commitments for a $110.0 million revolving credit facility and includes a $10 million sub facility for letters of credit and for borrowings on same-day notice referred to as “swingline loans”. The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Revolving Credit Agreement. Extensions of credit under the Revolving Credit Agreement are available for working capital and general corporate purposes. The commitments under the Revolving Credit Agreement terminate on July 20, 2021, at which time all outstanding amounts on the Revolving Credit Agreement will be due and payable. Management has engaged in discussions with multiple banking institutions including the incumbent, Wells Fargo, who has expressed its intent to renew the existing facility. Management is evaluating the Wells Fargo offer along with proposals from other sources of financing.

As of September 30, 2020, there was no outstanding balance under the Revolving Credit Agreement and AerSale had $82.2 million of availability. AerSale was in compliance with its debt covenants as of September 30, 2020.

Contractual Obligations

Repayments of AerSale’s gross debt obligations primarily consist of scheduled installments due under term loans and are funded by the use of unrestricted cash reserves and from cash flows from ongoing operations. The table below summarizes AerSale’s contractual commitments at December 31, 2019:

		Payment due by period (in thousands)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
$110.0 million Senior Secured Revolving Credit Facility	$-	$-	$-	$-	$-
Revolving Credit Facility - Interest	-	-	-	-	-
$35.0 million Senior Secured Notes Payable	3,424	3,424	-	-	-
Senior Secured Notes Payable - Interest	92	92	-	-	-
Operating Lease Commitments	20,420	4,314	8,941	7,165	-
Capital Lease Commitments	431	291	140	-	-
	$24,367	$8,121	$9,081	$7,165	$-

AerSale has estimated the interest payments due under its debt obligations by applying the interest rates applicable at December 31, 2019 to the remaining debt, adjusted for the estimated debt repayments identified in the table above. Actual interest payments made will vary due to actual changes in the rates for one-month LIBOR and the total debt outstanding in the specified periods.

As of September 30, 2020, the Company has purchase commitments for the acquisition of flight equipment in the amount of $72,889,000 to be fulfilled by the first quarter of 2021. The Company will acquire 24 Boeing 757-200 passenger aircraft stored at our heavy MRO facility located at the Roswell Air Center in New Mexico. All aircraft are equipped with Rolls-Royce RB211-535 series engines, and an additional 16 spares are included in the purchase.

AerSale believes its equity base, internally generated funds, and existing debt facilities are sufficient to maintain its level of operations through December 31, 2020. If an event occurs that would affect AerSale’s ability to meet its capital requirements, AerSale’s ability to continue to grow AerSale’s asset base consistent with historical trends could be impaired and AerSale’s future growth limited to that which can be funded from internally generated capital.

Exhibit 99.3

Monocle Acquisition Corporation AerSale Corp. Investor Presentation December 2020

2 No Offer or Solicitation This investor presentation (“Investor Presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Monocle Acquisition Corporation (“Monocle”) or AerSale Corp . (the “Company” or “AerSale”) or any of Monocle’s or AerSale’s affiliates . The Investor Presentation has been prepared to assist parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”), as contemplated in the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), of Monocle and AerSale and for no other purpose . It is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination . The information contained herein does not purport to be all - inclusive . The data contained herein is derived from various internal and external sources .. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein . Any data on past performance or modeling contained herein is not an indication as to future performance . Monocle and AerSale assume no obligation to update the information in this Investor Presentation . Information contained in this Investor Presentation regarding Monocle has been provided by Monocle and information contained in this Investor Presentation regarding AerSale has been provided by AerSale . Use of Projections This Investor Presentation contains financial forecasts with respect to AerSale’s projected revenues, Adjusted EBITDA, the EBITDA bridge and free cash flow for AerSale’s fiscal years from 2020 to 2024 . Neither Monocle’s independent auditors, nor the independent registered public accounting firm of AerSale, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation . These projections should not be relied upon as being necessarily indicative of future results . These projections are illustrative purposes only and should not be relied upon as being necessarily indicative of future results . In this Investor Presentation, certain of the above - mentioned projected information has been included (in each case, with an indication that the information is a projection or forecast), for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of AerSale, Monocle, or the combined company after completion of the proposed Business Combination, or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Important Information About the Business Combination and Where to Find It In connection with the Business Combination, Monocle Holdings Inc .. , the newly formed holding company that will become the parent of Monocle and AerSale at the closing of the Business Combination, filed with the SEC on October 15 , 2020 a prospectus, as amended by the prospectus supplements filed on October 16 , 2020 and October 19 , 2020 , which included a definitive proxy statement of Monocle . The definitive proxy statement/prospectus and other relevant materials for the Business Combination were mailed to stockholders of Monocle as of a record date of September 28 , 2020 for voting on the Business Combination . Monocle determined to adjourn its special meeting of stockholders that was called in connection with the Business Combination, and intends to seek stockholder approval of the Business Combination at a later date to be announced .. You are advised to read the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about Monocle, AerSale and the Business Combination .. Stockholders may also obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the U . S . Securities and Exchange Commission (“SEC”) that may be incorporated by reference therein, without charge, once available, at the SEC’s web site at www . sec . gov, or by directing a request to : Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501 , New York, NY 10022 . Participants in the Solicitation Monocle and its directors and executive officers may be deemed participants in the solicitation of proxies from Monocle’s stockholders with respect to the Business Combination . A list of the names of those directors and executive officers and a description of their interests in Monocle is contained in Monocle’s definitive proxy statement, filed with the SEC on October 15 , 2020 , and is available free of charge at the SEC’s web site at www . sec . gov, or by directing a request to Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501 , New York, NY 10022 . AerSale and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of AerSale in connection with the Business Combination . Forward - Looking Statements This Investor Presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) the impact of the COVID - 19 pandemic on the aviation industry and the aviation aftermarket industry generally, and on AerSale’s business in particular ; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement or could otherwise cause the Business Combination to fail to close ; (3) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination ; (4) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement ; (5) the inability to obtain or maintain the listing of the shares of common stock of the post - acquisition company on The Nasdaq Stock Market following the Business Combination ; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination ; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees ; (8) costs related to the Business Combination ; (9) changes in applicable laws or regulations ; (10) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors ; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC . Monocle cautions that the foregoing list of factors is not exclusive . Monocle further cautions readers not to place undue reliance upon any forward - looking statements, which speak only as of the date made . Monocle does not undertake to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law . Important Notices and Disclaimers

3 Industry and Market Data In this Investor Presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which AerSale competes and other industry data . We obtained this information and statistics from third - party sources, including reports by market research firms, and company filings . Non - GAAP Financial Measures This Investor Presentation includes non - GAAP financial measures, including Adjusted Revenue, Pro Forma Adjusted Revenue, Adjusted EBITDA and Pro Forma Adjusted EBITDA . AerSale defines Adjusted Revenue as revenue after giving effect to the AerLine Divested Revenue . AerSale defines Pro Forma Adjusted Revenue as Adjusted Revenue after giving effect to the Normalized Avborne Revenue and the Normalized Qwest Revenue . AerSale defines Adjusted EBITDA as net income (loss) after giving effect to interest expense, depreciation and amortization, income tax expense (benefit), management fees, the airline settlement and one - time adjustments and non - recurring items . AerSale defines Pro Forma Adjusted EBITDA as Adjusted EBITDA after giving effect to Normalized Avborne EBITDA, Normalized Qwest EBITDA and Public Company Costs . See Non - GAAP Financial Reconciliation on slide 43 . Monocle and AerSale believe that these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to AerSale’s financial condition and results of operations . AerSale’s management uses certain of these non - GAAP measures to compare AerSale’s performance to that of prior periods for trend analyses and for budgeting and planning purposes . A reconciliation of non - GAAP forward looking information to their corresponding GAAP measures has not been provided due to the lack of predictability regarding the various reconciling items such as provision for income taxes and depreciation and amortization, which are expected to have a material impact on these measures and are out of AerSale and Monocle’s control or cannot be reasonably predicted without unreasonable efforts . You should review AerSale’s audited financial statements, which are included in the proxy statement/prospectus to be delivered to Monocle’s stockholders, and not rely on any single financial measure to evaluate AerSale’s business .. Other companies may calculate Adjusted Revenue, Pro Forma Adjusted Revenue, Adjusted EBITDA and Pro Forma Adjusted EBITDA differently, and therefore AerSale’s Adjusted Revenue, Pro Forma Adjusted Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA and other non - GAAP measures may not be directly comparable to similarly titled measures of other companies . Important Notices and Disclaimers (Cont’d)

4 Table of Contents I. Introduction & Situation Overview II. Business Overview & Growth Opportunities III. Financial Detail & Transaction Summary IV. Appendix

Section I Introduction & Situation Overview

Presenters and Senior Leadership

AerSale Corp.



Nicolas Finazzo
Co-Founder, Chairman & CEO

- More than 30 years of experience in aircraft leasing, finance, maintenance, supply chain services and airline operations with an extensive network of industry relationships
- Co-Founded AerSale in 2008
- Co-Founder and former CEO of AeroTurbine, Inc., before selling the company in 2006 to AerCap (NYSE:AER)



Robert Nichols
Co-Founder, Executive Vice Chairman & President

- Over 30 years of experience in aircraft engine sales, leasing and MRO services
- Co-Founded AerSale in 2008
- Co-Founder and former COO of AeroTurbine, Inc., before selling the company in 2006 to AerCap (NYSE:AER)
- Manager of Powerplant and Warranty Administration for Braniff Airways
- Director of Engine Maintenance Sales for Greenwich Air Services (acquired by GE Engine Services)



Martin Garmendia
Chief Financial Officer

- 20 years of relevant industry experience in accounting and finance
- Joined AerSale in 2015 as Vice President of Finance & Corporate Controller
- Previously served as Senior Director of Corporate Accounting for Florida Power & Light, the regulated utility of NextEra Energy, Inc (NYSE:NEE)
- Formerly served as Controller during the IPO of NextEra Energy Partners, LP (NYSE:NEP)

Monocle Acquisition Corporation



Eric Zahler
Chief Executive Officer and President

- 35 years of senior leadership and management experience
- Board Member at exactEarth Ltd. (TSX:XCT), Maxar Technology Inc. (NYSE:MAXR) and Sequa Corporation
- Previously held President & COO role at Loral Space & Communications (NASDAQ:LORL)
- Formerly was a Partner at Fried, Frank, Harris, Shriver & Jacobson



Sai Devabhaktuni
Chairman

- 25 years of investing experience
- Board Member at Sequa Corporation
- Previously was EVP & Head of Corporate Distressed Portfolio Management at PIMCO
- Former Managing Principal at MHR Fund Management LLC
- Previously served as Member of the Event Driven Strategies Group at Highbridge Capital Management



Richard Townsend
Chief Financial Officer

- 39 years of finance, operating and strategy experience
- Managing Partner at Rangeley Capital
- Former EVP & CFO of Loral Space & Communications (NASDAQ:LORL)
- Previously served as Corporate Controller & Director of Strategy at ITT Industries (NYSE:ITT)
- Formerly served as Controller of EMEA region at IBM (NYSE:IBM)

6

Overview of Monocle Acquisition Corporation and Leonard Green & Partners

Monocle Acquisition Corporation

Background

Monocle Acquisition Corporation ("Monocle") (NASDAQ:MNCL) completed its IPO on February 11, 2019 for $172.5 million along with a private placement raise of $7.2 million at $10.00 per unit

~100 years of collective management experience

20-year working relationship driving change and creating value

Business Combination Criteria

- ✓ Focus on Aerospace & Defense
- ✓ Market leader, high barriers to entry, and defensible market position
- ✓ Established management team
- ✓ Platform for significant growth opportunities
- ✓ EBITDA greater than $50 million

Operating, Board, and Related Investing Experience

Eric Zahler, *CEO and President*: Actel, easylink, exactEarth(1), MAXAR Technologies(1), LORAL Space & Communications, SATMEX, SEQUA(1), SSC

Sai Devabhaktuni, *Chairman*: SEQUA(1), LORAL Space & Communications, APPLIED LNG, LEAP, Telesat

Richard Townsend, *EVP and CFO*: LORAL Space & Communications, GE, IBM, ITT

Leonard Green & Partners

Background

Leonard Green & Partners ("LGP") is a leading private equity firm founded in 1989 and headquartered in Los Angeles, CA

Invested in **90+** companies since inception

With **$36B+** of capital raised since inception

Tenants of Investment Strategy

- ✓ Market-leading companies
- ✓ Growth companies with multiple ways to win
- ✓ World-class management teams

Selected Current & Past Portfolio Companies

AerSale, ABG Authentic Brands Group, Caliber Collision, Charter NEX Films, CPI, Del Taco(2), ellucian, Insight Global, Mister Car Wash, MultiPlan(2), Promach, Scitor Corporation, Shake Shack, SRS Distribution

Strong Alignment of Interests Between Monocle and Leonard Green & Partners

Sources: Company websites.

(1) Indicates companies and organizations where Monocle management is currently a board member.

(2) Represents prior SPAC transaction experience. Del Taco combined with Levy Acquisition Corp in 2015. MultiPlan announced combination with Churchill Capital III Corp. in July 2020.

7

Updated Transaction Overview

Transaction

- Monocle entered into a revised definitive agreement on September 8, 2020 to combine with AerSale, a leading integrated global provider of aviation aftermarket solutions, currently owned by LGP and AerSale's founders
- Post-closing public company will be a Delaware corporation, retain the AerSale name, and continue to be listed on the NASDAQ
- Transaction is expected to close in Q4 2020
- Revised transaction will leave AerSale debt-free at closing with all transaction considerations coming in the form of common stock and a new common equity investment

Valuation / Consideration

- First $50 million of cash proceeds from trust and the proposed equity financing will be distributed to AerSale's balance sheet — excess proceeds above $50 million will be distributed 60% to selling AerSale shareholders and 40% to AerSale's balance sheet
- AerSale shareholders to be paid a cash consideration of ~$22 million and issued ~$295 million of common equity at close (~29.5 million shares), as well as contingent consideration based on post-closing stock price performance(1)
- Transaction contemplates a fully diluted enterprise value of ~$372 million at close, which implies a pro forma enterprise valuation of ~5.9x based on 2021F Adjusted EBITDA of ~$64 million(2) (3) (4)

Capital Structure / Liquidity

- Transaction will be funded by a combination of Monocle cash held in a trust account, cash raised through the proposed equity financing and Monocle common stock issued to existing AerSale shareholders
- Anticipated to be net cash positive with additional liquidity available under the ABL at close
- Optimized capital structure and robust liquidity provides strong foundation to accelerate growth strategy

Strong Alignment of Interests

- Existing AerSale shareholders and AerSale Management will retain ~73% ownership at closing(4)
- AerSale co-founders and senior management will own significant equity interests in pro forma Company
- Board of Directors anticipated to comprise 9 members (2 AerSale Co-Founders, 3 members appointed by the Monocle management team, 4 members appointed by LGP)

Transaction Highlights

Q4 2020
Expected Transaction Close

~$405mm
Equity Market Capitalization

~$372mm
Fully Diluted Enterprise Value

5.9x
Fully Diluted Enterprise Value / 2021F Adjusted EBITDA(2) (3) (4)

Debt-Free
at Close

$143mm
Total Liquidity Available at Close(2)

~73%
Existing AerSale Shareholders & Management Ownership at Close(4)

Note: This presentation includes forecasted 2020 and 2021 adjusted EBITDA for AerSale. This presentation does not provide a reconciliation of this forward-looking non-GAAP financial measure.

(1) Assumes a $10.00 illustrative share price. Actual results in connection with the business combination may differ. Contingent consideration represents the distribution of earnout shares to existing AerSale shareholders with 1.82 million shares vesting at $13.50 and 1.82 million shares vesting at $15.00.

(2) Assumes pro forma cash on AerSale's balance sheet plus undrawn ABL facility at close.

(3) AerSale 2021F Adjusted EBITDA includes a public company cost assumption. Please refer to slide 43 for a reconciliation of non-GAAP financials measures.

(4) Please refer to the "Transaction Capitalization and Ownership" on slide 41.

8

Global Leader in Aviation Aftermarket Products and Services

Asset Management Solutions		TechOps	
USM & Flight Equipment Sales	Engine & Aircraft Management	Aircraft & Components MRO	Engineered Solutions









AerSafe
AerTrak
AerAware

Key Financials (PF2019A) — Asset Management Solutions

$238.5mm	73%	$74.3mm	31.1%
in Revenue	of PF Revenue	in Gross Profit	in Margin

Key Financials (PF2019A) — TechOps

$86.4mm	27%	$23.0mm	26.7%
in Revenue	of PF Revenue	in Gross Profit	in Margin

Integrated Offerings Provide Competitive Advantages

Market Intelligence & Proprietary Data
- Holistic insights into aviation aftermarket
- Data-driven investment decision-making with 10+ years of transactional data

Differentiated Regulatory Position
- "Unlimited" repair station licenses
- Ability to fast track new FAA approved capabilities

Integrated Business Model
- Multiple avenues to extract value with synergistic business segments
- Fully integrated mid-technology flight equipment offerings

Long-Term Customer Relationships
- Established customer relationships over 30+ years
- Key downstream supply / demand perspectives

Total Company Performance Snapshot (1)

($ in millions)



Pro Forma Adjusted Revenue
2017A – 2021F Revenue CAGR: 11.1%
$219
$280
$325
$202
$333
PF2017A
PF2018A
PF2019A
2020F
2021F



Pro Forma Adjusted EBITDA
2017A – 2021F Adj. EBITDA CAGR: 22.2%
$29
$54
$60
$48 - $52(2)
$48
$64
PF2017A
PF2018A
PF2019A
2020F
2021F
Margin 13.0%
19.1%
18.5%
23.8%
19.1%

Source: AerSale Management

Note: Pro forma adjusted figures include the run-rate contribution of recent acquisitions, public company cost assumptions, CARES Act contributions and exclude impairment charges.

(1) Please refer to slide 43 for a reconciliation of non-GAAP financials measures.

(2) Reflective of updated EBITDA guidance range referenced on slide 28.

9

10 7 Business combination at an attractive valuation relative to public commercial aerospace peers 4 Multiple levers for sustained organic growth across existing and new business lines 6 Proven leadership team with deep industry expertise across multiple aviation business cycles 2 Differentiated business model designed to maximize return on investment and sustain cash flow across cycles 3 Long - standing relationships across the value chain to support procurement and monetization of assets 5 Scalable platform for growth through M&A, with a demonstrated ability to acquire and integrate businesses 1 Well - positioned to capitalize on commercial aviation market dislocation with strong, debt - free balance sheet AerSale Investment Highlights

Section II Business Overview & Growth Opportunities

Two 'Purpose Built' Segments Maximizing the Value of Mid-Technology Flight Equipment

Asset Management Solutions

USM & Flight Equipment Sales



- Cargo market generating increased aftermarket demand for mid-technology aircraft, engines, and USM parts
- Cost-efficient fleet acquisition sourcing
- Opportunistic early monetizing of portfolio aircraft and engines
- 'One stop' aircraft, engine, and USM spare parts support options

Engine & Aircraft Management



- Higher risk-adjusted returns
- Counter-cyclical increased demand for asset management services arising from significant early aircraft retirements
- Customized short-term lease deployments achieve premium lease rates
- Disassembly of aircraft and engines provide low cost USM parts for resale, and internal MRO operations support

Selected Customers

AerCap, Air Lease Corporation, Asiana Airlines, Delta, LATAM, Lufthansa Technik, MTU Aero Engines, Air Transat, MNG Airlines, American Airlines, KLM, Atlas Air, TAP, Wamos Air, Modern Logistics, RoyalFlight, Sata, Turkish Airlines

TechOps

Aircraft & Component MRO



- Maturing mid-technology aircraft fleet driving long-term growth in demand for aftermarket MRO
- Significant cost advantage from in-sourced aircraft/engine and USM part capabilities
- Surge in demand for aircraft storage drives adjacent business unit revenue streams for services and acquisitions
- Provides critical market inputs for modeling demand, valuation and pricing

Engineered Solutions



- High margin solutions
- Limited competition due to high level of required technical and regulatory expertise
- Comply with new regulatory mandates
- Improves safety and/or dispatch reliability
- Comprehensive capabilities position AerSale as preferred integrator of new technologies for aftermarket aircraft

Selected Customers

airwork, Aircastle, Precision Aircraft Solutions, Cargojet, Atlantic Airways, HAECO, Jetran, LATAM, Swiftair, CommutAir, United, Boeing, Frontier Airlines, American Airlines

Source: AerSale Management

12

13 0% 10% 20% 30% 40% 50% 60% 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 % of Installed base Total Parked 0 2 4 6 8 10 12 2010 2012 2014 2016 2018 2020 2022 2024 AerSale is Well Positioned to Support the Global Aviation Recovery with Lower Cost Aftermarket Alternatives Parked Aircraft Since October 2000 Parked Aircraft Since December 2019 Source: Cirium, Wall Street Research. Note: Excludes 737 MAX. Source: Cirium, Wall Street Research. Note: Excludes 737 MAX. Commercial Passenger Traffic Has Troughed — Beginning to Rebound Source: IATA as of Oct 2020. Global Aviation Capacity Expected to Rebound Global RPKs are Expected to Slowly Recover After Hitting a Trough in April Global RPK’s (trillions per year) Source: IATA, IMF and NAVEO Analysis as of Oct 2020. 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Available Seat Kilometers (Billions) Parked % of Installed Base Parked % of Installed Base 0% 10% 20% 30% 40% 50% 60% 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 % of Installed base Total Parked Parked Aircraft Decreasing Since April Peak

14 0% 1% 2% 3% 4% 5% 6% 7% 0% 2% 4% 6% 8% 10% 12% 1990 1994 1998 2002 2006 2010 2014 2018 2022E Retirements Deliveries Deliveries as a % of prior year's fleet: 2020E = 2.8% Retirements as a % of prior year's fleet: 2020E = 5.8% Increased Aircraft Retirements Generate Attractive Opportunities for AerSale Focus Aircraft Platforms Source: Ascend, Wall Street research. Aircraft Retirements Rose to All - Time Highs During COVID - 19 Crisis 2020E Retirements: 1,635 2020E Deliveries: 788 Retirements Expected Across All Platforms — Offer Unprecedented Acquisition Pipeline for AerSale Source: Ascend, Company data, Wall Street research. $20B Opportunity 11% 58% 7% 19% 56% 22% 15% 19% 34% 18% 65% 29% 60% 48% 35% 100% 33% 100% 80% 93% 0 100 200 300 400 500 600 700 800 2020 - 2022E Retirements 2020-2022E Retirements Retirements as % of Fleet 0 100 200 300 400 500 600 2020 - 2022E Retirements 11% 58% 7% 19% 56% 22% 15% 19% 34% 18% 65% 29% 60% 48% 35% 100% 33% 100% 80% 93%

15 AerSale is Purpose Built to Capitalize on Market Dislocation Current Market Dislocation Presents Strong Expansion Opportunity for AerSale ▪ AerSale has the demonstrated ability to identify and acquire the right aircraft and engines to generate outsized returns in a recovering market  Other industry participants (i.e. pure - play MRO’s, leasing organizations, and financial buyers) lack the infrastructure and expe rtise to efficiently capitalize on the current market cycle ▪ “First access” opportunity on aircraft stored at AerSale facilities  Retirement of younger aircraft will spur growth in pent - up demand for USM parts previously only available from the OEM  The addressable USM market is estimated to be over $4B+, and anticipated to experience significant growth as aircraft utiliza tio n normalizes ▪ Capital - constrained mid - life aircraft operators are optimal buyers for Engineered Solutions that significantly reduces their cost of regulatory compliance to keep their aircraft in service ▪ Further upside amidst current market distress to acquire businesses that bring new capabilities and customers, but lack the integrated business model to thrive in the current market dislocation Source: IATA as of November 2020. Opportunity to: Acquire Airline Assets During Downturn Invest Invest Sell Opportunity to: Acquire Airline Assets During Downturn Opportunity to: Monetize During a Profitable Airline Environment Monetize Global Airline Industry Net Profit / Loss (US$ in billions) $(130) $(110) $(90) $(70) $(50) $(30) $(10) $10 $30 $50 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018A 2019A 2020E 2021E

16 Strong Cargo Market Has Created Upside for AerSale (1) Includes products or services ordered using the internet, regardless of the method of payment or fulfillment; excludes tr ave l and event tickets, payments such as bill pay, taxes or money transfers, food service and drinking place sales, gambling and ot her vice goods sales. (2) Revenue contribution identifiable to customer usage. Represents 77% and 67% of total revenue for H1 2020 and FY2019, resp ect ively. Cargo Customer Demand Expected To Remain Robust, Driven Further By Loss Of Passenger Aircraft Belly Capacity Increasing E - Commerce Sales (1) $524 $602 $710 $765 $859 2018 2019 2020E 2021E 2022E Source: eMarketer (May 2020). AerSale Revenue Contribution (2) Cargo 33% Passenger 60% Government 7% Daily International Cargo Capacity Source: Flightradar24, Boeing ($ in billions) Cargo 42% Passenger 51% Government 7% H1 2020A FY 2019A Cargo Capacity Growth vs. Last Year Dedicated Freighters 26% Widebody Passenger Belly (60%) Total Capacity (22%) 0 20 40 60 80 100 120 140 160 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Dedicated Freighters Widebody Passenger Belly Total Capacity Source: Flightradar24, Boeing. Index (100 = week ending January 19) 126 78 40

Significant Opportunity to Capitalize on Current Market Conditions

1 USM Ripe for Recovery

- As an **attractive alternative to expensive "new" replacement parts**, USM is well positioned to rapidly expand as air travel normalizes
- **Required inspections to bring thousands of mid-life aircraft / engines out of preservation** for return to service, is set to **drive significant growth in USM** consumption in a recovering market



2 Leasing Business Positioned to Expand

- **Unprecedented buying window has opened**, which will foster **high-margin leasing growth** as increasing number of aircraft return to service
- **"Green time" engines to be in high demand by Airlines** as alternative to expensive engine shop visit restorations
- Growing **demand for lease engines amid required engine inspections**, as stored aircraft return to service



3 MRO and Aircraft Storage

- **Record demand for aircraft storage** has AerSale parking areas loaded to near capacity, with additional parking surface area currently under construction
- **Record level captive audience** for future aircraft activations, modifications, transitions and acquisitions



4 Growing Dedicated Freighter Market

- Increased e-commerce activity in combination with decreased 'belly cargo' capacity from passenger flight reductions, are **driving current surge in demand for dedicated freighters and passenger-to-freighter conversion services**
- AerSale in discussions with freighter operators, aircraft OEMs, and cargo door STC holders to **increase AerSale's aircraft conversion capacity** in combination with integrated MRO support services



5 Ideal Conditions for Expansion

- **Most established mid-life aircraft participants over-extended** amid a pre-COVID-19 overheated market
- **Distressed competitive landscape ideal** for capturing assets, infrastructure and talent



6 Robust Financial Position

- A **diversified business model** has enabled AerSale to weather the storm and **remain cash flow positive every month during the pandemic**
- **Unleveraged balance sheet** provides tremendous opportunity



17

Select Near-Term Acquisition Opportunities

AerSale is Tooled to Address Counter-Cyclical Market

- AerSale has a proven history acquiring assets when market uncertainty prevails
  - Investment decisions driven by deep understanding of underlying asset values and the evolving demand for interchangeable and upgradable aircraft and engine components
  - AerSale's longstanding reputation for transaction closing certainty underpins the Company's significant and growing acquisition pipeline
  - The Company's proprietary demand and pricing data enables AerSale to execute on transactions opportunistically vs. reactively
- During prior down cycles, AerSale strategically deployed substantial capital to acquire assets at discounted levels while airlines experienced periods of uncertainty and volatility during the Great Financial Crisis
- This strategy minimized capital expenditures during market up cycles, enabling AerSale to focus on profitably monetizing prior investments
- Expected IRR on new bid opportunities will be substantially above historically strong returns

AerSale Asset Acquisition History[1]

($ in millions)



Heavy Deployment of Capital Amid Downturn
Highly Disciplined in Overheated Market
$278
$85
$99
$65
$30
$131
$11
$14
$22
$84
2010A
2011A
2012A
2013A
2014A (2)
2015A (2)
2016A
2017A
2018A
2019A

AerSale Has a Highly Structured & Proven Process to Execute Amid Market Dislocation

(1) Asset acquisition history defined as spend on assets.
(2) Excludes asset acquisitions related to Xtra Airways, a former AerSale subsidiary.

18

Mid-Technology Flight Equipment Aircraft & Engine Platform Focus

AerSale Focuses on Mid-Technology Sector

- Maintenance intensive, mid-life Flight Equipment aircraft & engine platforms
  - Largest and fastest growing group

Aircraft / Engine Life Cycle



New Technology (19% of Installed Base)
Mid-Technology (76% of Installed Base)
Old Technology (5% of Installed Base)
A330NEO
737MAX
A350
GE LEAP
A320NEO
PW GTF
787
CF6 -80E
Trent
GE90
V2500-A5/-D5
Late model B767
A330CEO
A320CEO
CFM56 -5B/-5C/-7B
B777
B737NG
PW4000
B747
B757
Early B767
MD-11
Early model A320
RB211-524/535E4
A340
CF6-80C2
MD-90
V2500-A1
CF6-80A
CFM56-3/5A
B737-300/400/500
CRJ 100/200
Low Demand Sunset Platforms
Other Platforms
MD-80
DC-9
L1011
JT8D-200
JT8D-100
JT9D & CF6-50
JT8D-100
JT9D & CF6-50
RB211-22B
Maturity Cycle
<10 Years
10-25 Years
25+ Years

New technology aircraft eventually **displace maintenance intensive mid-technology aircraft** in major 1st tier operator portfolios

These aircraft are distributed across a more populous audience of **smaller 2nd tier operators** ("fragmentation"), who rely heavily on **out-sourced MRO, USM** and **spares support services**

Positioned to capitalize on MRO and Asset Management for younger aircraft prematurely requiring aftermarket services due to COVID-19

Source: ASCEND, AerSale Management
Note: Size of bubble indicates size of global installed base. Light blue shading indicates AerSale's focus.

19

Integrated Business Segments Identify Highest Demand and Markets

Business Segment Alternatives

Realizes the highest value of mid-technology flight equipment by ensuring each aircraft, engine, and sub-component is returned to service in its highest profitability capacity:

- Out-right retail sale
- Ready spare exchange
- Lease to generate recurring revenue
- Consume as aircraft, engine, or module to support owned, and third-party portfolio assets
- Lowers owned asset MRO
- Drives MRO margin

Maximizes Optimal Flight Equipment Exit Opportunities



TechOps
Asset Management Solutions
Aircraft
AerSale Goodyear / Roswell (MRO)
Monetizing Business Unit
Overhaul / Cargo Conv.
Aircraft Management
Disassemble
Utilize Internally
Engine
Aux Power Unit
Airframe
Test
Engine Management
Fail
Third-Party MRO
Used Serviceable Material Sales
AerSale Component Solutions
AerSale AeroStructures
AerSale Landing Gear Solutions
Avionics
Pneumatics
Hydraulics
Wheels and Brakes
Hull
Nacelle
Flight Controls
Landing Gear
Sold to Customers Direct from MRO Divisions
AerSale Goodyear
AerSale Landing Gear Solutions, Rio Rancho
AerSale Roswell
AerSale Component Solutions, Miami
Aircraft Composite Technologies, Miami
Q2 Aviation, Memphis
Utilize Internally
Used Serviceable Material Sales

20

Significant Market Opportunity for Proprietary Engineered Solutions

AerSafe™


With AerSafe
AerSafe
Liquid Fuel
Spark

Solution Overview

- Fuel Tank Ignition Mitigation System to meet FAA mandated Fuel Tank Flammability Reduction (FTFR) requirements
- FAA approved for B737CL, B737NG, B767, A319, A320, and A321 (B777 certification — 3Q 2020)
- EASA approved for B737NG
- 40-60% less costly than OEM solution with comparable/superior capabilities

Market Opportunity (# of Aircraft): **5,000+**

AerTrak™



Solution Overview

- Advanced means to meet FAA mandated Automatic Dependent Surveillance Broadcast Out (ADS-B Out) requirements
- FAA approved for B737CL, B737NG, B757, B777
- EASA approved for B737CL, B737NG, B757, B777 (in process)
- 40-60% less costly than OEM solution with comparable/superior capabilities

Market Opportunity (# of Aircraft): **4,000+**

AerAware


Natural Vision
AerAware™

Solution Overview

- Enhanced Flight Vision System (EFVS) designed to improve aircraft operational capability in inclement weather conditions
- Combines aircraft flight information and flight symbology, navigation guidance, and real-time imagery of the external scene to the pilot on a head-wearable display
- FAA approval expected for B737 in first quarter 2021, with A320 approval to follow shortly thereafter
- 25-35% less costly than OEM solution with comparable/superior capabilities

Market Opportunity (# of Aircraft): **16,000+**

$10B
Total Market Opportunity

Potential Future Engineered Solutions Opportunities: Health / Safety, In-Flight Entertainment, SATCOM, and Connectivity

Note: Market opportunity figures are representative of management 5-year projections.

21

Nose-to-Tail MRO Facilities Augment Inter-Business Unit Performance and Profits

Comprehensive MRO Capabilities Reduce Cost of Parts for Internal Utilization, While Providing Profitable End User Revenue Stream

- Goodyear & Roswell aircraft disassembly operations generate engines and USM feedstock for sales, leasing and MRO support
- AerSale Landing Gear Solutions provides comprehensive landing gear MRO services
- AerSale Component Solutions provides cost effective MRO services spanning all major aircraft systems
- AerSale AeroStructures provides expert MRO services for nacelles and flight controls from its facilities in Miami and Memphis



MRO Service Offerings	Select Capabilities
Systems Components 	✓ **Technical and Specialized Aircraft Component Repair** Including Landing Gear, Hydraulic, Electromechanical, and Wheels and Brakes
Aero Structural Components 	✓ **Overhaul, Modification, and Repair** of Airframe Structural Components
Complete Airframes 	✓ Whole aircraft structural Modifications, Interior Reconfiguration, Passenger-to- Freighter Conversion

	Goodyear, AZ	Rio Rancho, NM	Roswell, NM		Miami, FL		Memphis, TN
Type	Aircraft & Engine MRO Operations Center	AerSale Landing Gear Solutions	Warehouse & Distribution Center	Aircraft & Engine MRO Operations Center	Component MRO (Avborne)	Component MRO (Aircraft Composite Technologies)	Component MRO (Q2)
Leased / Owned	Leased	Leased	Leased	Leased	Leased	Leased	Leased
Sq. Ft.	250,000	100,000	255,000	135,000	112,000	31,000	150,000
# of Employees	139	46	58		37	31	22

Source: AerSale Management.

22

23 Deep Customer Relationships Supported by Diversified Service Offering 55 % of Top 100 Customers Generated Multi - Business Unit Sales (FY 201 9 ) Asset Management Solutions Aircraft & Engine Acquisition Aircraft & Engine Management USM Sales Customers Airlines MROs & OEMs Lessors & Lessees Parts Brokers TechOps Aircraft Heavy Maintenance Aircraft Storage & Dismantling Component MRO Cargo Conversions Aircraft Transition Checks Engineered Solutions Fully Integrated Mid - Technology Flight Equipment Offerings

Executive Management Team Features Unrivaled Aftermarket Expertise

- Highly qualified executive leadership team with an **average of 25 years of relevant industry experience**, through multiple industry cycles, and wide-ranging business conditions
- **Deep industry relationships** through years of business transactions spanning major airlines, OEMs, MRO service providers, leasing, financiers and trading organizations
- Senior management brings together the necessary expertise, infrastructure and resources to **expertly execute on a broad range of aviation aftermarket opportunities**



Nicolas Finazzo
Co-Founder, Chairman, CEO & President TechOps
30 Yrs Experience



Robert Nichols
Co-Founder, Executive Vice Chairman & President Asset Management Solutions
25 Yrs Experience



Basil Barimo
Division President MRO Services
30 Yrs Experience



Craig Wright
Division President Aircraft & Engine Management
20 Yrs Experience



Iso Nezaj
CTO & Division President Engineered Solutions
35 Yrs Experience



Gary Jones
Division President Airframe & Engine Materials
37 Yrs Experience

Functional Areas (1)



Martin Garmendia
Chief Financial Officer & Treasurer
20 Yrs Experience



Vanessa Machado
Sr. VP Human Resources
20 Yrs Experience



Boris Streun
Sr. VP Technical Services
30 Yrs Experience



Enrique Pizzi
Chief Information Officer
29 Yrs Experience



Ron Wolf
Sr. VP Quality
30 Yrs Experience

(1) Functional areas report directly to Chairman and CEO.

24

Attractive Global Opportunities For Scalable Business Platform

1 Aviation Aftermarket Trough Poised to Rebound

- Unprecedented opportunity to acquire aircraft / feedstock at discounted values amid wave of aircraft retirements
- Massive grounding of global fleets to drive significant surge in MRO demand as aircraft are recertified for return to service

2 Development & Innovation of New Engineered Solutions Offerings

- Rapidly increasing demand for significant savings on alternative products and services needed to enhance aircraft performance
- High-margin proprietary repairs, modifications, and aircraft system installations that are difficult to replicate

3 Development of New High-Margin MRO Capabilities

- Global MRO market will continue to grow — >3% CAGR expected through 2024
- Ongoing pent-up demand for landing gear MRO capacity in post-Covid environment
- Facilities and expertise in place to profitably scale AerSale's MRO capabilities

4 Expanded Sales to U.S. Government Agencies

- Stable and increasing DoD O&M budget — ~5% CAGR from FY2016 to FY2020
- Defense sector in early stage of outsourced solutions for aging aircraft platforms
- AerSale has successfully executed on numerous governmental agency awards

5 Geographic Expansion of MRO Services

- Initial focus is Asia Pacific Region, the largest and fastest growing aviation market region
- Developing partnerships with regional MRO providers to fast-track local capabilities
- Creates a regional platform for USM distribution, Engineered Solutions sales and other services
- Strengthens AerSale's brand and creates blueprint for other regions (e.g. Middle East and LatAm)

6 Scalable Platform With Proven and Accretive M&A Strategy

- Well-positioned for future acquisitions within highly fragmented aviation aftermarket industry
- Focus on expanding core capabilities & solutions, expansion into adjacent categories, and penetrating new customers & markets
- Long track record of successful integration

Source: Oliver Wyman 2018-2028 Global Fleet MRO Market Forecast, Department of Defense Office of the Comptroller, AerSale Management

25

Section III Financial Detail & Transaction Summary

AerSale Monetization Strategy

Asset Management Solutions



- **Whole Asset Support** → Sale and Lease of Aircraft and Engines
- **USM Support** → Whole Asset Disassembly
- **Whole Asset Lease to USM Feedstock** → Lease Aircraft → Post-lease disassembly for Whole Engines / Airframe USM
- Lease Engines → Post-lease disassembly for Engines USM

TechOps - MRO Services



Heavy MRO

- Storage of aircraft
- Passenger to freighter conversions
- C&D Checks
- Nacelles
- Flight Controls
- Avionics
- Pneumatics
- Hydraulics
- Landing Gear
- Hull

Component MRO

TechOps - Engineered Solutions



- **AerSafe** → Lowers Cost of Regulatory Compliance
- **AerTrak** → New Technologies for Mid-Life Aircraft Retrofit
- **AerAware** → Introducing Unprecedented Operational Efficiency

Engineered Solutions Revenue Model: # of Kits * Price per Kit

Revenue by Type

- Service Revenues (blue)
- Product Revenues (yellow)

Integrated Business Model Provides Opportunities for Cross Selling

27

AerSale Guidance and Financial Update

Following a strong third quarter and improving outlook, AerSale's updated financial guidance is as follows

	Previous	Current
2020F PF Adjusted EBITDA	$41.7 million	$48 to $52 million
2021F PF Adjusted EBITDA	$53.9 million	$63.5 million

AerSale's Current Outlook Reflects:

- ✓ Reflects actual results for the third quarter of 2020, resulting in PF Adjusted EBITDA of $46.4 million for the nine months ended September 30, 2020[(1)]
- ✓ An increase in activity in its Asset Management Solutions segments
- ✓ Strong demand for its on-airport MRO services
- ✓ Strength of accelerating demand in cargo and E-Commerce markets
- ✓ Increased requests for passenger to freighter conversions and other TechOps products and services

AerSale's current outlook does not reflect any additional revenues during the balance of 2020 from its recently announced purchase of 24 Boeing 757-200 aircraft. AerSale has received strong interest from air cargo and passenger aircraft operators to monetize these assets to their "highest and best use".

(1) Please refer to slide 44 for a reconciliation of non-GAAP financials measures

28

29 $29 $54 $60 $48 $64 $82 $108 $129 PF2017A PF2018A PF2019A 2020F 2021F 2022F 2023F 2024F AerSale Historical and Projected Financial Performance Pro Forma Adjusted Revenue ($ in millions) Pro Forma Adjusted EBITDA % Adj. EBITDA Margin 13.0% 19.1% 18.5% 23.8% 19.1% 21.5% 24.6% 26.2% ($ in millions) $48 - $52 (1) Source: AerSale Management. Note: Pro forma adjusted figures include the run - rate contribution of recent acquisitions and public company cost assumptions, CARES Act contributions and exclude impairment charges. Financial forecast excludes the impact of M&A. Due to rounding, numbe rs presented may not add up precisely to the totals indicated. (1) Reflective of updated EBITDA guidance range referenced on slide 28. $219 $280 $325 $202 $333 $380 $441 $493 PF2017A PF2018A PF2019A 2020F 2021F 2022F 2023F 2024F

30 Performance Summary of AerSale Historical Feedstock Purchases Since Inception AerSale has purchased >$1.2 Billion in feedstock Note: Analysis per Management analysis; IRR is unaudited and includes refurbishment costs. Graphical data reflects thirty - two i ndividual asset purchases. Data Points with values exceeding IRR or Invested Capital for Each Procurement plotted at maximum va lue. ▪ Proprietary database, deep technical knowledge, and market intelligence provide comprehensive assessment and prioritization from procurement to monetization ▪ Systemic inspection and valuation data are further verified and refined to produce predictive modeling inputs through our proprietary valuation process (20.0%) - 20.0% 40.0% 60.0% 80.0% 100.0% $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 IRR (%) Invested Capital for Each Procurement ($M) Significant Feedstock Purchases (>$7M); Represents 90% of Total Procurements Life to Date IRR on all Procurements : 23.3%

31 Business Integration - Case Study: B747 Fleet Purchase Situation Overview 4 (Sold) 6 (Leased) ▪ AerSale acquired 19 Boeing CF6 - 80C2 powered 747 - 400 aircraft from a major Asian operator downsizing its fleet following the last recession of 2008/2009, for ~ $214M (paid over two years) ▪ Utilized integrated capabilities across business units to extract highest value ▪ Engineered Solutions to modify aircraft seating for regulatory compliance ▪ Developed FAA certification (STC) for customer interior reconfigurations ▪ Utilized TechOps MRO capabilities to provide on - going engine, APU, and landing gear support programs ▪ Utilized Asset Management capabilities to deploy assets in optimal markets  Aircraft Sales & Leasing in Passenger and Cargo configurations  Engine Sales & Leasing in Passenger and Cargo markets  Used Serviceable Material (USM) Sales and Exchanges CF6 - 80C2 Boeing 747 - 400 14 Engines in Active Lease Pool 42 Engines Disassembled AerSale’s Full Suite of Capabilities Drive Outsized Returns by Realizing Higher Value for Aircraft and their Sub - Components 9 (Disassembled) ▪ Disassembled to support USM part sales Investment Cash Flow Profile ($M) ($150) ($100) ($50) $0 $50 $100 $150 $200 T - 0 Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Net Cash Flow Cumulative Net Cash Flow Modeled Revenue: $381M Actual + Proj. Revenue: $486M Number of Aircraft Customer

32 Asset Alternative Applications - Case Study: A300 Fleet Purchase AerSale’s Deep Knowledge of Inter - Fleet Dynamics Realized Higher Value for Engines Situation Overview ▪ The Airbus A300 and A310 aircraft market was rapidly entering its sunset phase ▪ AerSale acquired a fleet of eight CF6 - 80C2A - powered Airbus A300/A310 aircraft and four additional spare engines from an international passenger airline, for ~ $12.6M (paid over two years) ▪ AerSale utilized its TechOps Engineering group to develop custom engine modification work scopes to convert these low - demand Airbus engines, to high - demand CF6 - 80C2 Boeing compatible variants for cargo and passenger aircraft ▪ Conversion costs were significantly lowered by utilization of AerSale USM in engine conversions ▪ AerSale leveraged the added scale in CF6 - 80C2 engine support to drive increased interest and relationships among the major cargo integrators ▪ AerSale subsequently leveraged its newly expanded engine client relationships to introduce airframe and engine USM sales support to these same customers 4 Engines in Active Lease Pool 15 Engines Disassembled 1 Engines Sold as Whole Asset ▪ Sold Whole Asset to undisclosed customer in November 2018 ▪ $3.8mm of parts sold to - date, with additional pending airframe in process of disassembly for USM part sales 1 (Sold) 7 (Disassembled) Number of Aircraft Customer Investment Cash Flow Profile ($M) Modeled Revenue: $30M Actual + Proj. Revenue: $57M ($10) ($5) $0 $5 $10 $15 $20 $25 T - 0 Year 1 Year 2 Year 3 Net Cash Flow Cumulative Net Cash Flow Engine Lease Customers

Post-Covid Investment Opportunity: Boeing 757 Fleet Acquisition

Cash Flows Forecasted Beginning Early First Quarter 2021 → Will Augment 2021 Visibility and Accelerate Plan

Transaction:

- In September 2020 AerSale contracted to acquire 24 Boeing 757-200 aircraft equipped with Rolls-Royce RB 211-535 engines, and 16 spare engines
  - Significant advantages of on-site delivery of all aircraft and engines at AerSale's Roswell, NM. based aircraft MRO facility
    - Avoidance of relocation expenses to move aircraft to AerSale facilities (Estimated savings of $100+k per aircraft)
    - Provides immediate access for equipment inspection, refurbishment, modification, and sales presentation

Rationale:

- AerSale management shares a long history of successful high-yield fleet acquisitions in past recessionary markets
- AerSale has exceptional technical expertise, MRO capabilities and market savvy on B757 aircraft and Rolls-Royce RB211-535 engines
- Rolls-Royce powered Boeing 757s rank among the most preferred cargo conversion aircraft due to: Low capital cost, Large payload, and Long range
- Post-Covid spike in e-commerce driving strong freighter demand, and expected to remain healthy over next few years
- High level of interest from large-scale cargo operators to purchase up to all aircraft for conversion to freighter service
- Strong demand for RB211-535 spare engines for purchase and/or lease, to avoid or defer expensive engine shop visits (circa $6 million to overhaul)

Monetizing Alternatives:

- Holistic transaction valuation in consideration of all business unit monetizing alternatives to identify "highest and best use" of assets
- 'Sell' vs. 'lease' placement, with collection of follow on post-lease USM cash flows' alternatives considered for all aircraft and engines
- Utilization of extensive historical and real-time demand and pricing data, with enhanced accuracy through actual return-to-service and scrappage inputs
- Cross-selling opportunities to 'bundle'; Cargo conversion MRO, USM sales, Component MRO, and Engineered Solution upgrade (e.g. AerTrak/AerSafe)

Attractive Economics → Investment Payback in Less Than a Year

33

PF2019A – 2021F Adjusted EBITDA Bridge

PF2019A – 2021F Adjusted EBITDA Bridge

($ in millions)



$60.2
($12.3)
($24.9)
$4.0
$21.2
$48 - $52(2)
$48.2
($30.0)
$43.6
$24.0
($22.3)
$63.5(2)
PF2019A Adj. EBITDA
Aircraft and Engine Management Gross Profit
USM (1) Gross Profit
TechOps Gross Profit
SG&A and Other
2020F Adj. EBITDA
Aircraft and Engine Management Gross Profit
USM (1) Gross Profit
TechOps Gross Profit
SG&A and Other
2021F Adj. EBITDA
% Adj. EBITDA Margin
18.5%
23.8%
19.1%

Commentary

	2020F Adjusted EBITDA Bridge	2021F Adjusted EBITDA Bridge
Aircraft and Engine Management Gross Profit	Due to COVID-19, utilization significantly decreased in-line with drop in global air travel	Due to transfer of aircraft from the lease pool to USM inventory and payment for return conditions received in 2020 that will not reoccur
USM Gross Profit	Driven by decrease in demand for parts due to decline in aircraft operations	Improved sales with passenger flight demand improvement, augmented by increased visibility from cargo operators
TechOps Gross Profit	Increase driven by increase in demand for storage and preservation of flight equipment due to COVID-19	Improved contributions for MRO due to full year of storage activity and deployment of new capabilities for component shops. Initiation of AerAware sales in 2H 2021
SG&A and Other	Increase driven by benefit of Air Carrier protection program under the US CARES Act ($12.7 million) and reduction in headcount	Decline due to contribution from US CARES Act not expected in 2021 and increase in overhead costs to support increase in revenue

Source: AerSale Management
Note: Pro forma adjusted figures include the run-rate contribution of recent acquisitions, public company cost assumptions, CARES Act contributions and exclude impairment charges. Due to rounding, numbers presented may not add up precisely to the total indicated.
(1) USM segment also includes whole asset sales (if any)
(2) Reflective of updated EBITDA guidance range referenced on slide 28

34

Projected Liquidity to Support Attractive Growth Opportunities

Total Liquidity Available for Feedstock, Acquisitions & Other

($ in millions)



$123
$231
$318
$439
$592
2020F
2021F
2022F
2023F
2024F

Cumulative Feedstock Purchases (Net) from 2020F to 2024F is ~$300 million

($ in millions)	2020F	2021F	2022F	2023F	2024F
Pro Forma Adjusted EBITDA	**$48**	**$64**	**$82**	**$108**	**$129**
(-) CapEx	(2)	(2)	(2)	(2)	(2)
(-) Change in Net Working Capital	(66)	46	7	16	25
Operating Free Cash Flow [(1)]	**($20)**	**$108**	**$87**	**$122**	**$152**
Cash & ABL Facility	143	123	231	318	439
Total Liquidity Available for Feedstock, Acquisitions & Other [(2)]	**$123**	**$231**	**$318**	**$439**	**$592**

Acute Focus on the Most Prudent Deployment of Capital. AerSale's Business Model Has the Flexibility to Pursue Opportunities to Acquire Aircraft & Engine Feedstock and Accretive M&A

Source: AerSale Management
Note: Pro forma adjusted figures include the run-rate contribution of recent acquisitions, public company cost assumptions, CARES Act contributions and exclude impairment charges. Financial forecast excludes the impact of M&A. Due to rounding, numbers presented may not add up precisely to the totals indicated.
(1) Operating Cash Flow defined as Pro Forma Adjusted EBITDA less capital expenditures and change in net working capital before acquisition of aircraft and engines (net).
(2) Assumes no further redemptions by Monocle's existing public shareholders, proposed equity financing of $75 million at $10.00 per share and $110 million of undrawn capacity under the ABL.

35

36 Current Status Margin Expansion Organic Growth Accretive Acquisitions Multiple Expansion Shareholder Value Creation Monocle and AerSale Joining Forces to Accelerate Growth and Profitability Margin Expansion Strong Organic Revenue Growth Disciplined Value - Add Acquisitions ▪ Increasing contribution of MRO solutions ▪ Rollout of higher margin Engineered Solutions ▪ Improving operating leverage ▪ Pursuing facility consolidation ▪ Improved inventory turns and operational efficiencies ▪ Process optimization (e.g. shared services, technology investment) ▪ Accelerating availability of feedstock ▪ White space & new service offerings ▪ Increased cross - selling opportunities ▪ Defense and government penetration ▪ Expanded MRO capabilities ▪ Geographic expansion ▪ Adjacent opportunities across different business lines  PMA, STCs  Component MRO  Engineered Solutions ▪ Defense / government Pre - Transaction Near / Medium - Term Plan Long - Term Goal 2020F Financials: Adj. Revenue: $202mm Adj. EBITDA: $48.2mm Revenue: $1bn+ Adj. EBITDA: $250mm+ Note: Pro forma adjusted figures include the run - rate contribution of recent acquisitions, public company cost assumptions, CARE S Act contributions and exclude impairment charges.. Targets: 25% - 28% Adj. EBITDA Margin 5% - 7% Organic Growth 10% - 15% Growth from M&A Status Quo

37 33.4x 21.9x 18.5x 16.4x 14.6x 14.1x 12.4x 11.5x 10.8x 9.6x 5.9x Median 14.3x Mean 16.3x AerSale Initial Valuation at Discount to Public Aerospace Peers 37 Source: Wall Street research, Company filings, Capital IQ, Bloomberg and AerSale Management. Note: Market data as of November 27, 2020. (1) Assumes net cash to AerSale’s balance sheet at close. Assumes a $10.00 illustrative share price. (2) Median and Mean exclude AerSale multiple. TEV / 2021F Adj. EBITDA ~140% value uplift should AerSale’s TEV / 2021F Adj. EBITDA multiple rerate to the median of the peer group (2) Initial Valuation Relative to Public Aerospace Peers Represents an Attractive Investment Opportunity at a Compelling Valuatio n Illustrative (1) (2)

38 7.4x 6.7x 5.2x 3.3x 2.3x 1.7x 1.5x 1.2x 0.9x 0.4x -- Mean 3.7x Median 2.8x AerSale Will Be Debt - Free at Transaction Close 38 Source: Wall Street research, Company filings, Capital IQ, Bloomberg and AerSale Management. Note: Market data as of November 27, 2020. (1) Assumes net cash to AerSale’s balance sheet at close. (2) Median and Mean exclude AerSale multiple. Net Debt / 2020F Adj. EBITDA (2) Optimized Capital Structure and Strong Liquidity Provides Strong Foundation to Accelerate Growth Strategy Illustrative (1) (2)

39 45.6% 26.9% 19.1% 18.1% 16.7% 16.4% 14.0% 12.9% 11.0% 7.4% 6.4% Median 15.2% 7.7% 6.0% 5.8% 4.3% 3.0% 1.1% 1.0% (0.4%) (1.3%) (0.2%) (14.3%) Median 1.0% Operational Benchmarking 2018A - 2021F Revenue Growth CAGR 2021F EBITDA Margin (2) (3) (3) (1) (1) (2) Source: Wall Street research, Company filings, Capital IQ, Bloomberg and AerSale Management. Note: Market data as of November 27, 2020. (1) Pro forma adjusted figures include the run - rate contribution of recent acquisitions, public company cost assumptions, CARES Act contributions and exclude impairment charges. (2) Pro forma for sale of distribution segment to Littlejohn. (3) Median excludes AerSale multiple.

40 Compelling Valuation Relative to Peers 40 Source: Wall Street research, Company filings, Capital IQ, Bloomberg and AerSale Management. Note: Market data as of November 27, 2020. 2020F EBITDA based on the midpoint of AerSale’s updated guidance range of $48 to $52 million referenced on slide 28. (1) Assumes Treasury Stock Method for 17.968 in - the - money public and private placement warrants outstanding, exercisable at $11.50 p er share. (2) Please refer to slide 37 for list of public peers. Enterprise Value / 2020F EBITDA Multiple Enterprise Value / 2021F EBITDA Multiple (1) (2) AerSale Multiple at Various Prices AerSale Multiple at Various Prices (1) (2) 7.4x 8.3x 9.2x 17.7x $10.00 $11.00 $12.00 Peer Median 5.9x 6.5x 7.3x 14.3x $10.00 $11.00 $12.00 Peer Median

Transaction Capitalization and Ownership

Illustrative Sources and Uses

($ in millions, except per share data)

Sources	
Cash Held in Monocle Trust Account[1]	$11.2
Common Equity Investment[1]	75.0
New Equity Issued to Existing AerSale Shareholders	295.4
Cash on AerSale Balance Sheet[2]	0.4
Total Illustrative Sources	**$382.0**

Uses	
Cash Consideration to Existing AerSale Shareholders[3]	$21.7
New Equity Issued to Existing AerSale Shareholders	295.4
Estimated Cash Transaction Fees & Expenses	12.0
Cash to AerSale Balance Sheet at Closing[3]	52.9
Total Illustrative Uses	**$382.0**

Total Liquidity Available at Close[4]	**$142.8**

Pro Forma Valuation

Illustrative Monocle Share Price		$10.00
Pro Forma Shares Outstanding[5]		40.5
Implied Equity Value		**$404.7**
Pro Forma Net Debt[6]		(32.8)
Total Enterprise Value		**$372.0**
	2020F	**2021F**
PF Enterprise Value / PF Adjusted EBITDA[7]	7.4x	5.9x
PF Net Debt / PF Adjusted EBITDA	NM	NM

Illustrative Pro Forma Summary of Ownership Post-Close[1][8]

	Shares	%
Existing AerSale Shareholders[9]	29.5	73.0%
Monocle Public Shareholders[10]	9.6	23.6%
Monocle Sponsor Shareholders[11]	1.4	3.4%
Total	**40.5**	**100.0%**

Note: The sources and uses of funds presented herein are forward-looking statements and reflect the Company's current plans and expectations regarding financing for the business combination. Pro forma adjusted figures include the run-rate contribution of recent acquisitions, public company cost assumptions, CARES Act contributions and exclude impairment charges. Due to rounding, numbers presented may not add up precisely to the totals indicated.

(1) Proposed equity financing of $75 million at $10.00 per share. Assumes ~$11 million of cash in trust as of November 2020. Actual terms of the proposed equity financing in connection with the business combination may differ.
(2) AerSale estimated cash balance as of December 31, 2020.
(3) Assumes the first $50 million of proceeds from trust account and new common equity investment are used to pay transaction fees and expenses with the balance distributed to AerSale's balance sheet. Excess proceeds from new common equity investment above $50 million are then split 60% to Selling AerSale Shareholders and 40% to AerSale's balance sheet.
(4) Assumes pro forma cash on AerSale's balance sheet plus undrawn ABL facility at close.
(5) Pro forma share count includes 1.096 million public shares, 7.500 million new common equity investment shares, 0.970 million shares to financial and legal advisors, 0.718 million Monocle private placement shares, 0.647 million Monocle founder common shares, and 29.543 million shares issued to AerSale existing shareholders.
(6) Assumes net cash to AerSale's balance sheet at close.
(7) 2020F EBITDA based on the midpoint of AerSale's updated guidance range of $48 to $52 million referenced on slide 28.
(8) Excludes earnout considerations to Monocle founder common shares of 0.970 million shares at $13.50 and 0.970 million shares at $15.00. Excludes earnout considerations to AerSale existing holders of 1.823 million shares at $13.50 and 1.823 million shares at $15.00. Excludes 17.25 million public warrants outstanding, exercisable at $11.50 per share. Excludes 0.718 million private placement warrants outstanding, exercisable at $11.50.
(9) Includes 29.543 million shares issued to AerSale existing shareholders.
(10) Includes 1.096 million existing public shares, 7.500 million common shares proposed to be issued to common equity investors in the proposed equity financing at $10.00 per share, and 0.970 million shares to financial and legal advisors.
(11) Includes 0.718 million Monocle private placement shares and 0.647 million Monocle founder shares.

41

Section IV Appendix

Non-GAAP Consolidated Financial Reconciliation

($ in millions)	FY Ending December 31st, 2018A	2019A
Revenue, Net	**$290.7**	**$304.2**
(A) AerLine Divestiture Adjustment	(53.7)	--
Adjusted Revenue	**$237.0**	**$304.2**
(B) Normalized Full-Year Avborne Revenue	15.6	--
(C) Normalized Full-Year Qwest Revenue	19.0	10.8
(D) Normalized Full-Year ACT Revenue	7.9	9.9
Pro Forma Adjusted Revenue	**$279.5**	**$324.9**
Reported Net Income / (Loss)	**$48.0**	**$15.5**
Add-backs:		
Interest Expense / (Income)	$2.4	$3.0
Depreciation and Amortization	29.8	30.1
Income Tax Expense / (Benefit)	(3.2)	4.2
(E) Total Income from Discontinued Operations	(21.3)	--
(F) AerLine Divestiture Adjustment	(4.8)	--
(G) Management Fees	0.6	0.6
(H) Legal Settlement	(3.0)	--
(I) Out-Of-Period Leasing Revenue	(1.6)	--
(J) Inventory Adjustment	--	--
(K) Equipment Impairment	--	--
(L) One-Time Adjustments and Non-Recurring Items	0.9	3.6
Adjusted EBITDA	**$47.8**	**$56.9**
(M) Normalized Full-Year Avborne EBITDA	1.1	--
(N) Normalized Full-Year Qwest EBITDA	4.2	2.3
(O) Normalized Full-Year ACT EBITDA	3.2	3.8
(P) Public Company Costs	(2.8)	(2.8)
Pro Forma Adjusted EBITDA	**$53.5**	**$60.2**

Source: AerSale Management
Note: Due to rounding, numbers presented may not add up precisely to the totals indicated

Commentary

- (A) Reflects discontinued operations of charter airline business sold in 2018
- (B) Includes pre-acquisition Avborne historical revenue as if acquired in Jan 2018 (acquired Nov 2018)
- (C) Includes pre-acquisition Qwest historical revenue as if acquired in Jan 2018 (acquired May 2019)
- (D) Includes pre-acquisition ACT historical revenue as if acquired in Jan 2018 (acquired Jan 2020)
- (E) Reflects the results of discontinued operations due to the deconsolidation of AerLine, a variable interest entity consolidated with AerSale from January 1, 2018 to August 31, 2018
- (F) Reflects (i) the capitalized heavy maintenance cost written-off by AerLine as part of the sale of the related asset fleet, recorded in discontinued operations, equal to $3.2 million, and (ii) the margin generated from the sale of the majority of the asset fleet that AerSale previously leased to AerLine, equal to $1.6 million
- (G) Reflects management fee paid to LGP for consulting and general management, transactional / financial advisory services
- (H) Reflects adjustment related to successful litigation against an airline
- (I) Reflects collections of rents not recognized due to collection risk, which are related to periods not being presented
- (J) Reflects adjustment related to one-time inventory impairment charge incurred
- (K) Reflects adjustment related to one-time equipment impairment charge incurred
- (L) Reflects items identified as non-recurring or non-operating in nature and normalization of redundant and/or outlier activities including out-of-period leasing revenue, acquisition expense, normalized appraisal expense, transaction expense and others
- (M) Includes pre-acquisition Avborne historical adjusted EBITDA as if acquired in Jan 2018 (acquired Nov 2018)
- (N) Includes pre-acquisition Qwest historical adjusted EBITDA as if acquired in Jan 2018 (acquired May 2019)
- (O) Includes pre-acquisition ACT historical adjusted EBITDA as if acquired in Jan 2018 (acquired Jan 2020)
- (P) Reflects estimated public company related expenses

43

Non-GAAP Consolidated Financial Reconciliation *(Cont.)*

($ in millions)	Q1 '19A	Q2 '19A	Q3 '19A	YTD '19A	Q1 '20A	Q2 '20A	Q3 '20A	YTD '20A
Revenue, Net	$52.2	$63.0	$68.1	$183.3	$55.9	$46.6	$57.1	$159.6
(A) AerLine Divestiture Adjustment	--	--	--	--	--	--	--	--
Adjusted Revenue	$52.2	$63.0	$68.1	$183.3	$55.9	$46.6	$57.1	$159.6
(B) Normalized Full-Year Avborne Revenue	--	--	--	--	--	--	--	--
(C) Normalized Full-Year Qwest Revenue	4.8	6.0	5.7	16.5	--	--	--	--
(D) Normalized Full-Year ACT Revenue	2.5	3.0	2.0	7.4	--	--	--	--
Pro Forma Adjusted Revenue	$59.5	$71.9	$75.8	$207.2	$55.9	$46.6	$57.1	$159.6
Reported Net Income / (Loss)	$1.3	$0.2	$5.0	$6.5	$0.5	($7.4)	$14.7	$7.8
Add-backs:								
Interest Expense / (Income)	$0.4	$0.8	$1.0	$2.2	$0.5	$0.5	$0.3	$1.3
Depreciation and Amortization	6.6	6.9	8.3	21.8	7.9	6.7	5.9	20.5
Income Tax Expense / (Benefit)	0.4	(0.0)	1.3	1.7	0.3	(2.2)	4.4	2.5
(E) Total Income from Discontinued Operations	--	--	--	--	--	--	--	--
(F) AerLine Divestiture Adjustment	--	--	--	--	--	--	--	--
(G) Management Fees	0.1	0.1	0.1	0.4	--	--	--	--
(H) Legal Settlement	--	--	--	--	--	--	--	--
(I) Out-Of-Period Leasing Revenue	--	--	--	--	--	--	--	--
(J) Inventory Adjustment	--	--	--	--	--	12.9	--	12.9
(K) Equipment Impairment	--	--	--	--	--	3.0	--	3.0
(L) One-Time Adjustments and Non-Recurring Items	0.3	0.4	(0.2)	0.5	0.1	0.1	0.2	0.4
Adjusted EBITDA	$9.2	$8.4	$15.5	$33.1	$9.3	$13.7	$25.6	$48.5
(M) Normalized Full-Year Avborne EBITDA	--	--	--	--	--	--	--	--
(N) Normalized Full-Year Qwest EBITDA	1.0	1.3	--	2.3	--	--	--	--
(O) Normalized Full-Year ACT EBITDA	0.9	1.3	0.7	2.9	--	--	--	--
(P) Public Company Costs	(0.7)	(0.7)	(0.7)	(2.1)	(0.7)	(0.7)	(0.7)	(2.1)
Pro Forma Adjusted EBITDA	$10.4	$10.2	$15.5	$36.2	$8.6	$13.0	$24.8	$46.4

Source: AerSale Management

Note: Due to rounding, numbers presented may not add up precisely to the totals indicated. Information provided for YTD Ending September 30th, 2020 is preliminary and subject to review and revision. Both the 2Q 2020 and 3Q 2020 Reported Income includes ~$6.35 million benefit each quarter, or $12.7 million in the aggregate, from a grant received under the Air Carrier Protection Program of the US CARES Act.

Commentary

- (A) Reflects discontinued operations of charter airline business sold in 2018
- (B) Includes pre-acquisition Avborne historical revenue as if acquired in Jan 2018 (acquired Nov 2018)
- (C) Includes pre-acquisition Qwest historical revenue as if acquired in Jan 2018 (acquired May 2019)
- (D) Includes pre-acquisition ACT historical revenue as if acquired in Jan 2018 (acquired Jan 2020)
- (E) Reflects the results of discontinued operations due to the deconsolidation of AerLine, a variable interest entity consolidated with AerSale from January 1, 2018 to August 31, 2018
- (F) Reflects (i) the capitalized heavy maintenance cost written-off by AerLine as part of the sale of the related asset fleet, recorded in discontinued operations, equal to $3.2 million, and (ii) the margin generated from the sale of the majority of the asset fleet that AerSale previously leased to AerLine, equal to $1.6 million
- (G) Reflects management fee paid to LGP for consulting and general management, transactional / financial advisory services
- (H) Reflects adjustment related to successful litigation against an airline
- (I) Reflects collections of rents not recognized due to collection risk, which are related to periods not being presented
- (J) Reflects adjustment related to one-time inventory impairment charge incurred
- (K) Reflects adjustment related to one-time equipment impairment charge incurred
- (L) Reflects items identified as non-recurring or non-operating in nature and normalization of redundant and/or outlier activities including out-of-period leasing revenue, acquisition expense, normalized appraisal expense, transaction expense and others
- (M) Includes pre-acquisition Avborne historical adjusted EBITDA as if acquired in Jan 2018 (acquired Nov 2018)
- (N) Includes pre-acquisition Qwest historical adjusted EBITDA as if acquired in Jan 2018 (acquired May 2019)
- (O) Includes pre-acquisition ACT historical adjusted EBITDA as if acquired in Jan 2018 (acquired Jan 2020)
- (P) Reflects estimated public company related expenses

44

Disciplined Acquisition of Targeted Flight Equipment Feedstock

AerSale's Formal Feedstock Procurement Process Efficiently Manages Capital

- AerSale assimilates **proprietary real-time and historical data from its specialized sales, leasing, air field storage, USM, and MRO business units**, including market supply, demand, pricing and return-to-service MRO cost
- Comprehensive inter-business unit inspection and valuation data are further verified and refined to **produce predictive modeling inputs through proprietary valuation process**
- Validated modeling inputs are subsequently processed by the Company's **established financial planning & analysis methodologies** to confirm investment decisions
- Ultimate investment decision based on **profitability of optimized monetizing alternatives**



Rolling 500 – 600 Aircraft and Engines Tracked
Weekly Feedstock Procurement Review Meeting
Final Review
Execution
Optimal Business Unit Assignment

- ✓ **Deep technical knowledge and market expertise** leads to highly informed decisions
- ✓ Identification of **highest yield products and services** across all mid-technology commercial transport category civil and government compatible aircraft platforms
- ✓ Identification of all alternative investment exit paths to further **minimize financial risk**

45

Cross-Selling - Case Study: Passenger-to-Freighter Conversions

Situation Overview

- In 2018 AerSale TechOps secured a B757-200 passenger-to-freighter (P2F) conversion contract for ten aircraft conversions
- To support the P2F program, AerSale initiated an Engine Pylon rotation program to facilitate pylon upgrades for the fleet
- The P2F program has generated $25.0 million in MRO revenue; additional revenues from cross-selling have totaled $9 million to date as follows:
  - The Engine Pylon program has driven significant USM sales from existing engine pylon inventory generated from previous AerSale aircraft retirements which generated an additional $1.1 million of material sales.
  - AerSale also leveraged the P2F program to cross-sell $4.5 million in MRO management services covering the overhaul of their respective aircraft landing gear. This also provided the Company with insight into this market that led to development of Landing Gear Overhaul capabilities at our Rio Ranch MRO.
  - Other cross-selling initiatives generated an additional $3.4 million in incremental Engineered Solutions sales for AerTrak, in addition to other modification sales
- The Engine Pylon program ultimately led AerSale's Rio Rancho MRO facility to extend the Engine Pylon rotation program to other customers
- The P2F program is still in progress, and generating incremental MRO and USM sales at this time



Boeing 757-200



Engine Pylon Modification



Landing Gear


AerTrak™
The Cost-Effective
ADS-B Out Solution

AerTrak

Leveraged Engineered Solutions Capabilities to Cross-Sell Other Products and Services

46

Disciplined, Accretive Acquisitions

	Qwest Air Parts, Inc.	Aircraft Composite Technologies
Headquarters	**Memphis, TN**	**Miami, FL**
Date of Acquisition	**May 2019**	**January 2020**
Business Description	Established supplier of USM to Commercial Operators & Government Agencies	MRO operation focused on: composite flight control surfaces, nacelle & fan / thrust reversers
Key Customers	FedEx, ITS, Royal Aero, UPS, Vertex Aerospace	Boeing, Cygnus Air, DHL, Kalitta Air, Kellstrom Defense
Strategic Rationale	▪ Increases capacity & market penetration for USM parts ▪ Strengthens supply chain management & efficiency ▪ Cross-selling of MRO services to Qwest's customers ▪ Opportunity for facilities consolidation ▪ Utilizes the same ERP systems as AerSale ▪ Attractive valuation	▪ Increases scale of TechOps ▪ Increases penetration into government programs ▪ Creates significant cross-selling opportunities (e.g. landing gear & systems components) ▪ Utilizes the same ERP systems as AerSale ▪ Ability to double throughput of existing facilities ▪ Attractive valuation
Total Consideration & EV / EBITDA Multiple(1)	**$26.1 million | 4.6x**	**$18.2 million | 5.0x**
Financial Impact	**Immediately Accretive**	**Immediately Accretive**
Sources of Consideration	**Internally Generated Cash**	**Internally Generated Cash**

Source: AerSale Management.
(1) Valuation multiple is pre-synergy.

47